Form 20-F
period 2002-12-31
CELLULAR COMMUNICATION INC
filed 2003-06-30
CIK 1006853

As filed with the Securities and Exchange Commission on June 30, 2003

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

Commission File Number: 333-700

COMUNICACION CELULAR S.A.

(Exact name of Registrant as specified in its charter)

CELLULAR COMMUNICATION INC.

(Translation of Registrant’s name into English)

Republic of Colombia

(Jurisdiction of incorporation or organization)

Calle 90 No. 14-37

Bogotá, Colombia

57-1-616-9797

(Address and telephone number of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange

Act of 1934, as amended (the “Act”):

Title of each class	Name of each exchange on which registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

American Depositary Shares,

representing Shares of Class B Common Stock

Shares of Class B Common Stock,

par value one Peso per share

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

14 1/8% Senior Deferred Coupon Bonds due 2005

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Class A Common Stock 28,124,700,989

Class B Common Stock 703,813,413,867

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow:    Item 17  ☐    Item 18  ☒

i

SOURCES OF POPULATION DATA

Data regarding the population in Colombia and the Eastern and Western Regions of Colombia are based on official adjusted 1993 population census figures, and official projections as of June 30, 1995 through 2005 compiled by the Colombian National Administrative Department of Statistics (Departamento Administrativo Nacional de Estadísticas) (“DANE”). There can be no assurance that the actual population in the Eastern Region or the Western Region does not differ significantly from the DANE projections.

PART I

ITEM 3: KEY INFORMATION

SELECTED FINANCIAL DATA

This annual report includes our audited consolidated financial statements as of December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001 and 2002.

Comunicación Celular S.A. (“Comcel” or the “Company”) publishes its financial statements in Colombian pesos. In this Annual Report, unless otherwise indicated, amounts are expressed in Colombian pesos (“Ps.” or “Pesos”) and in United States dollars (“U.S.$” or “Dollars”).

Our consolidated financial statements have been prepared in conformity with Colombian GAAP, which differs in certain significant aspects from U.S. GAAP. Note 24 to Comcel’s Consolidated Audited Financial Statements provides a description of the principal differences between Colombian GAAP and U.S. GAAP as they relate to us, as well as a reconciliation to U.S. GAAP of operating income, net income and total shareholders’ equity, as well as a condensed statement of cash flows.

All financial information included in this Annual Report has, for purposes of comparison, been restated in constant Pesos as of December 31, 2002 by indexing historical amounts using the Colombian middle-income Consumer Price Index with a one month lag as established by the DANE in order to express all financial information in purchasing power as of the date of the latest balance sheet. While the restatement of nominal Pesos into constant Pesos lessens the distorting effect of inflation on comparisons of financial statements over time, such restatement does not wholly eliminate such distortion and evaluation of period-to-period trends may be difficult.

Translations of Pesos into Dollars have been made at the rate of Ps.2,864.79 per U.S.$1.00 (the Representative Market Rate on December 31, 2002). Such translations are provided solely for the convenience of the reader. Such translations should not be construed as a representation that the Peso amounts have been or could be converted into Dollars at this or any other rate.

The selected financial information set forth below has been derived in part from our audited financial statements, which have been reported on by Ernst & Young Audit Ltda. (Colombia) for the year ended December 31, 2002 and by Deloitte & Touche for each of the years in the 4-year period ended December 31, 2001. The selected financial information should be read in conjunction with, and is qualified in its entirety by reference to, the audited financial statements.

	Selected Financial Information As of and for the year ended December 31,
	1998		1999		2000		2001		2002		2002
	(millions of constant pesos as of December 31, 2002, except per share data)										(thousands of US dollars)
Income Statements Data:

Colombian GAAP

Revenues		672,660		579,737		525,746		705,829		998,696		348,610
Cost of revenues		298,716		198,137		180,766		394,870		490,178		171,104
Gross profit		373,944		381,600		344,980		310,959		508,518		177,506
Operating expenses		283,549		340,714		361,841		397,522		440,523		153,772
Operating income (loss)		90,395		40,886		(16,861)		(86,563)		67,995		23,734
Other (expense)		(305,703)		(693,760)		(401,279)		(364,664)		(159,303)		(55,607)
Net monetary correction		118,617		128,519		148,251		116,418		44,559		15,554

Loss before income tax		(96,691)		(524,355)		(269,889)		(334,809)		(46,749)		(16,319)
Income tax		(6,471)		(14,278)		(11,138)		(15,688)		(14,604)		(5,098)
Minority interest		—		44,667		15,364		18,868		12,645		4,414

Net loss	Ps.	(103,162)	Ps.	(493,966)	Ps.	(265,663)	Ps.	(331,629)	Ps.	(48,708)	U.S.$	(17,003)

Net loss per share	Ps.	(0.58)	Ps.	(2.52)	Ps.	(1.12)	Ps.	(0.88)	Ps.	(0.07)	U.S.$	(0.02)

U.S. GAAP

Revenues	Ps.	672,660	Ps.	579,737	Ps.	525,746	Ps.	722,890	Ps.	998,695	US $	348,610
Operating income (loss)		151,926		13,421		(77,169)		(82,676)		80,516		28,105
Net income (loss)		(69,147)		(509,199)		(447,131)		(245,298)		(464,304)		(162,073)
Basic net income (loss) per share		(0.39)		(2.59)		(1.88)		(0.65)		(0.63)		(0)
Diluted net income (loss) per share		(0.39)		(2.59)		(1.88)		(0.65)		(0.63)		(0)

	Selected Financial Information As of and for the year ended December 31,
	1998		1999		2000		2001		2002		2002
	(millions of constant pesos as of December 31, 2002, except per share data)										(thousands of US dollars)
Balance Sheet Data:

Colombian GAAP
Working capital (deficit)	Ps.	(84,669)	Ps.	(190,756)	Ps.	(295,017)	Ps.	(451,848)	Ps.	(1,094,525)	U.S.$	(382,060)
Property and equipment, net		618,145		605,027		565,910		649,969		753,906		263,163
Intangible assets, net		1,057,294		1,049,000		1,038,830		1,016,045		925,843		323,180
Total assets		2,894,290		2,846,708		3,058,423		2,985,457		3,221,863		1,124,643
Long-term debt		1,580,987		1,776,366		1,682,242		1,199,228		2,441		852
Shareholders’ equity		810,158		607,665		792,270		955,637		1,489,532		519,945

U.S. GAAP

Working capital (deficit)	Ps.	(140,557)	Ps.	(210,697)	Ps.	(331,440)	Ps.	(448,655)	Ps.	(1,094,525)	U.S.$	(382,061)
Property and equipment, net		651,653		623,985		571,785		650,995		1,333,991		465,651
Intangible, net		887,009		826,557		737,654		682,392		1,659,898		579,413
Deferred income tax asset		85,765		102,958		168,874		230,805		0		—
Total assets		2,650,799		2,523,405		2,550,265		2,533,303		4,137,733		1,444,341
Long-term debt		1,586,515		1,784,624		1,684,990		1,200,222		2,441		852
Warrants		277,232		415,500		563,560		622,574		0		—
Minority interest		2,344		—		0		—		123,267		43,028
Shareholders’ equity		312,707		(158,316)		(283,018)		(120,081)		2,572,285		897,897
Shares outstanding (in millions)		178,288		196,324		237,796		378,324		731,938		—

Other Financial Data and Ratios

Operating cash flow	Ps.	(7,139)	Ps.	692	Ps.	(27,520)	Ps.	(41,431)	Ps.	162,393	U.S.$	56,686
Financing cash flow		431,722		14,467		201,813		228,389		91,359		31,890
Investing cash flow		(442,225)		(30,668)		(148,175)		(194,014)		(229,194)		(80,004)
Capital expenditures		(126,860)		(49,834)		(91,116)		(152,978)		(212,683)		(74,240)
Depreciation and amortization (1)		88,922		120,671		128,893		143,718		226,473		79,054
Ratio of earnings to fixed charges (2)		—		1.15		0.75		1.16		0.87		—
Rate of inflation for the year		15.69		9.62		8.78		7.77		7.02		—
Rate of devaluation for year		19.21		21.51		18.97		2.78		25.04		—

(1)	See Note 1 to the Financial Statements.
(2)	The ratio of earnings to fixed charges covers continuing operations, and for this purpose (i) earnings consist of income (loss) before income taxes plus fixed charges and (ii) fixed charges consist of interest expense on all debt (including capitalized interest), amortization of deferred financing costs and a percentage of rental expense deemed to be interest.

EXCHANGE RATES

Until 1991, the Colombian Central Bank (Banco de la República) (the “Central Bank”) set an official exchange rate (the “Official Rate”) applicable to all foreign exchange transactions, based on its prevailing economic policy. Since October 1991, the market generally has freely set exchange rates, subject to a band, until September 1999. Since September 25, 1999, the exchange rate band has been eliminated, allowing the peso to float freely according to the supply and demand of foreign currency. The Colombian Superintendent of Banking (Superintendencia Bancaria) (the “Superintendent of Banking”) calculates and publishes daily, according to External Resolution No. 21 of 1993 issued by the Board of Directors of the Central Bank, as amended from time to time (“Resolution 21”), the Representative Market Rate (Tasa Representativa del Mercado) (the “Representative Market Rate”), which is the simple arithmetic average of the weighted averages of the foreign exchange buy and sell rates quoted on the previous business day by certain commercial banks and financial institutions in Bogotá, Cali, Medellín and Barranquilla for the purchase and sale of foreign currency. The Representative Market Rate serves as a basis for establishing the rate used in many foreign exchange transactions conducted on the foreign exchange market and the free market.

The following table sets forth the low and high, average and period-end Representative Market Rate for Dollars for each period indicated. The Federal Reserve Bank of New York does not report a noon buying rate for Pesos. The rates have not been restated in constant currency.

Period	High	Low	Average(1)	Period end
1998	1,293.6	1,599.2	1,425.9	1,542.1
1999	1,525.6	2,017.3	1,755.8	1,873.8
2000	1,873.8	2,232.2	2,089.1	2,229.2
2001	2,219.6	2,378.4	2,299.9	2,291.2
2002	2,232.0	2,888.2	2,534.2	2,864.8

2002:
November	2,666.4	2,784.2
December	2,782.4	2,864.8
2003:
January	2,841.6	2,965.6
February	2,929.6	2,968.9
March	2,954.6	2,962.8
April	2,887.8	2,958.6
May	2,813.6	2,912.5

Source: Banco de la República

(1)	The average of month end rates during the relevant period.

On June 27, 2003, the Representative Market Rate was Ps.2,812.28 to U.S.$1.00.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials, and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:

•	projections of operating revenues, net income (loss), net income (loss) per share, capital expenditures, dividends, capital structure or other financial items or ratios;

•	statements of our plans, objectives or goals, including those relating to competition, regulation and rates;

•	statements about our future economic performance or that of Colombia; and

•	statements of assumptions underlying such statements.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements, including the factors discussed under “Risk Factors” beginning on page 6. We caution that the factors discussed under “Risk Factors” are not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments.

RISK FACTORS

The political and economic conditions in Colombia affect our business

Our operating results may be affected by political or economic developments in or affecting Colombia, including economic and market conditions in other emerging market countries, inflation, currency fluctuations and devaluation, social instability, and changes in Colombian law and government policy.

The Colombian financial and securities markets are, to varying degrees, influenced by economic and market conditions in other emerging market countries. Although economic conditions are different in each country, investor reaction to developments outside Colombia can have significant effects on the securities of Colombian issuers. Colombian financial and securities markets could continue to be adversely affected by events in other emerging market countries. In addition, Colombia has experienced high levels of inflation over the past 20 years.

Colombia has had significant periods of civil unrest and violence. Colombia’s violence is the result of continued confrontations with guerilla groups and drug traffickers. Some guerilla groups may work with, and provide protection to the drug cartels. Guerilla groups exercise considerable influence in various parts of the country, including portions of our concession area and our subsidiary Occel’s concession area.

Future developments in the Colombian political, economic or social environment could have a material adverse effect on our financial condition if these developments lead to an inability of our customers to pay for their services or a contraction of the market needed to support the growth of cellular telecommunications in Colombia.

We may not be able to control our churn rate

Churn rate is the rate at which subscribers leave the system, calculated by dividing subscriber losses in a month by the beginning number of subscribers in that month. One of the principal causes for the churn rate is that we terminate customers who become delinquent in paying their bills. Although we are trying to minimize churn, our churn rate may increase as our subscriber base grows and the market and industry continues to mature. If we fail to retain customers, maintain adequate credit standards and keep churn at a low level, our financial condition and results of operations could be adversely affected.

We may incur significant costs from wireless fraud

We may incur costs associated with the unauthorized use of our wireless networks. These costs include administrative and capital costs associated with detecting, monitoring and reducing the incidence of fraud. Fraud also affects interconnection costs, capacity costs, administrative costs and payments to other carriers for unbillable fraudulent roaming. Although we try to combat this problem through the deployment of anti-fraud technologies and other measures, we cannot guarantee that these efforts will be effective or that fraud will not result in material costs for us in the future.

Cloning, which is one form of wireless fraud, involves the use of scanners and other electronic devices to obtain illegally telephone numbers and electronic serial numbers during cellular transmission. These stolen telephone and serial number combinations can be programmed into a cellular phone and used to obtain improper access to cellular networks. Roaming fraud occurs when a phone programmed with a number stolen from one of our customers is used to place fraudulent calls from another carrier’s market, resulting in a roaming fee charged to us that cannot be collected from the customer.

We are dependent on complex billing, customer service and management information systems

Sophisticated information and processing systems are vital to our operations, our growth and our ability to monitor costs, render invoices, provide customer service and achieve operating efficiencies. Our computerized billing systems are purchased from third parties and may, on occasion, malfunction for reasons beyond our control. If we experience a system failure, we may lose or be unable to account properly for customer billing data. In addition, as in any complex organization, it may be difficult to evaluate and correct the effect of any such system failure in a timely manner. In the past we have been able to detect system problems promptly in order to send our corrected bills and we have not experienced major collection or customer satisfaction issues as a result of such problems. Our inability to monitor costs, render monthly invoices, provide customer service and achieve operating efficiencies could have a materially adverse effect on our business, financial condition and ability to meet our payment obligations.

Our activities are subject to Colombian regulations and the terms of our concession

We are subject to regulation with respect to the telecommunications services we provide. Our services are also subject to the terms of our concession and to the interpretation of those terms by Colombian regulators.

Our concession includes a system of penalties for failure to comply with the terms of the concession. These penalties may include fines, limitations on the services that can be provided and revocation of the concession.

If we breach our obligations under our concession and it is terminated, we will be required to (1) pay the Colombian Ministry of Communications (the “Ministry of Communications”) the amount of the performance bond posted by us when we received the concession and any damages in excess of this amount, (2) pay any fines or penalties imposed by the Ministry of Communications, and (3) return to the Ministry of Communications the cellular frequency assigned to us pursuant to the concession.

The technical standards used to measure compliance with the terms of the concession (including the requirements regarding geographic and population coverage and minimum service quality standards) are subject to interpretation. Regulators could disagree with us regarding such interpretations. As discussed above, these disagreements could lead to fines, to limits on the services that can be provided by us or to revocation of the concession.

Under Colombian law, certain government contracts, including the concession, are subject to unilateral interpretation, modification and termination by the Colombian government in certain circumstances. The concession requires us to maintain insurance against this risk. If the government undertakes a unilateral interpretation, modification or termination of the concession for reasons not attributable to us, we would be entitled to fair compensation from the Ministry of Communications. The Colombian government has traditionally honored its contractual commitments and is generally obligated by law to do so. However, we cannot assure you that this will continue to be the case in the future or that Colombian courts will provide adequate relief or compensation if the Colombian government fails to honor its contractual commitments to us.

Changes in the wireless industry could affect us in ways we cannot predict

The wireless communications industry is experiencing significant change. This includes the increasing pace of digital upgrades in existing analog wireless systems, evolving industry standards, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products, and changes in end-user needs and preferences. In Colombia, there is uncertainty as to the pace and extent of growth in customer demand, and as to the extent to which prices for airtime and line rental may continue to decline. As a result, our future prospects remain uncertain.

Our technology may not be compatible with the next generation of wireless technology

There are three existing digital technologies for wireless communications, none of which is compatible with the others. We and Occel currently use time division multiple access (TDMA) technology for our digital networks. However, a number of other wireless service providers use code division multiple access (CDMA) as their digital wireless technology, and other wireless providers currently use global system for mobile communications (GSM) technology. We and Occel plan to launch GSM service in the second half of 2003. The next generation wireless technology that gains widespread acceptance might not be compatible with the technologies used by us and Occel. If it is not, we may be required to make capital expenditures in excess of our current forecasts in order to upgrade and replace our technology and infrastructure. Such increased capital requirements could materially adversely affect our financial condition and prospects.

We may have difficulty collecting amounts due from other communications carriers

In Colombia, the calling party pays for the airtime on a call to a wireless number. If a subscriber of a fixed telephone line service provider places a call to one of our customers, we charge the provider’s customer from whose network the call originates the airtime that our network is in use in connection with the call. In addition, under our roaming agreements, when a call is made from within one of our concession regions by a subscriber of another cellular service provider, that service provider pays us for the call at the applicable rate. We and Occel may encounter difficulties collecting such amounts from some communications companies. Some of these companies may also be our competitors. If our businesses cannot collect amounts due from other communications providers on a timely basis, or at all, they could incur material losses. Difficulties in collecting amounts due could also increase administrative costs, interest expenses and risks from foreign exchange fluctuations due to foreign-currency-denominated financial obligations.

We are dependent upon a small number of suppliers and vendors, and if they fail to provide us with services or equipment on a timely and cost-effective basis, our business could be adversely affected

We and Occel rely primarily on a single vendor, Nortel, for switch and cell site equipment and on Nokia, Samsung, Motorola and Sony-Ericsson for handsets and other customer equipment. If we or Occel had to replace a primary supplier of switch and cell site equipment because, for example, it ceased to provide timely or cost-effective equipment or service, the transition to another supplier would entail delays and additional costs. Supplies of customer equipment may be subject to periodic shortages, and our ability to grow will be limited if we cannot rely on our suppliers to ensure sufficient quantities and quality of equipment.

Concerns about health risks relating to the use of wireless handsets may adversely affect our prospects

Media and other reports have linked radio frequency emissions from wireless handsets to various health concerns, including cancer, and to interference with various electronic medical devices, including hearing aids and pacemakers. Although we do not know of any definitive studies showing that radio frequency emissions raise health concerns, concerns over radio frequency emissions may discourage the use of wireless handsets in Colombia, which could have a material adverse effect on our results of operations. In addition, lawsuits have been filed in the United States against certain participants in the wireless industry alleging various adverse health consequences as a result of wireless phone usage, and we may be subject to similar litigation in the future. Research and studies are ongoing, and there can be no assurance that further research and studies will not demonstrate a link between radio frequency emissions and health concerns.

We are controlled by one shareholder

Approximately 95.7% of our capital stock (calculated on a fully diluted basis) is directly or indirectly owned by América Móvil, S.A. de C.V. As of December 31, 2002, 64.7% of the voting shares of América Móvil was directly or indirectly owned by América Telecom, S.A. de C.V., which was established in November 2001 in a spin-off from Carso Global Telecom, S.A. de C.V.

ITEM 4: INFORMATION ON THE COMPANY

Company Overview

Comcel is one of two providers of cellular telecommunications services in the eastern region of Colombia (the “Eastern Region”), the country’s most populous region with approximately 18.7 million persons (approximately 42.3% of the country’s population). The Eastern Region includes Bogotá, Colombia’s capital and leading political, commercial and financial center, five cities with populations in excess of 250,000 each (excluding Bogotá), the Cusiana and Cupiagua oilfields and the city of San Andrés. The Company owns and operates a cellular telecommunications network in the Eastern Region under the terms of the cellular telecommunications concession (the “Comcel Concession”) granted by the Ministry of Communications to it in March 1994. As of December 31, 2002, the Company’s cellular telecommunications network covered approximately 69% of the population of the Eastern Region.

In 1993, the Colombian government initiated a bidding process to grant cellular telecommunications concessions throughout the country. In connection with this process, Colombia was divided into three regions: (i) the Eastern Region; (ii) the western region of Colombia, which includes the cities of Medellín, the second largest metropolitan area in Colombia, and Cali, the third largest metropolitan area in Colombia, as well as six other cities with a population in excess of 250,000 (the “Western Region”), and (iii) the coastal region of Colombia, which includes the cities of Barranquilla, Cartagena and Santa Marta (the “Coastal Region,” and together with the Eastern Region and the Western Region, the “Regions”); with each Region having an A Band and a B Band. The auction process resulted in a cellular duopoly. The Company was granted the A Band concession in the Eastern Region and commenced offering cellular services in July 1994. Celumóvil (now Bellsouth) was granted the B Band concession in the Eastern Region and commenced offering cellular services in April, 1994. See “Business Description-Regulation-Comcel Concession”.

The Company was organized in 1992 as a mixed economy company (a company with both private-sector and public-sector shareholders) by a group of shareholders, including Bell Canada International, Inc. (“BCI”), Empresa de Telecomunicaciones de Santafé de Bogotá (“ETB”), Empresa Nacional de Telecomunicaciones (“Telecom”) and certain other local telephone companies in the Eastern Region, in order to bid for the Comcel Concession. In 2000, BCI conveyed its interest to Telecom Américas Ltd.

On February 8, 2002, América Móvil acquired Telecom Américas’ interests in Comcel and Occel. América Móvil also indirectly purchased additional shares of Comcel from minority shareholders in transactions in December 2001, January 2002 and subsequent transactions. América Móvil currently owns 95.7% of our common stock. See Item 7, “Major Shareholders and Related Party Transactions”.

América Móvil, through its subsidiary Radiomóvil Dipsa, S.A. de C.V., which operates under the trade name “Telcel,” is the leading provider of wireless communications services in Mexico, with 20.1 million subscribers at December 31, 2002. América Móvil also has telecommunications investments in several countries in Latin America, and a total subscriber base of over 31 million at December 31, 2002. América Móvil was established in September 2000 in a spin-off from Teléfonos de México, S.A. de C.V. (Telmex), the largest provider of local and long-distance telephone services in Mexico.

The Company commenced offering cellular telecommunications services on July 1, 1994. At December 31, 2002, we had 2,821,510 subscribers on a consolidated basis and total revenue for 2002 of Ps.998,696 million (U.S.$348.6 million) on a consolidated basis. As of December 31, 2002, the Company’s cellular telecommunications service was available in Bogotá and the surrounding metropolitan area (with approximately 7.4 million licensed points of presence, or POPs), Bucaramanga (the region’s second largest city, with approximately 1.0 million POPs), Cúcuta (with approximately 811 thousand POPs), Ibagué (with approximately 517 thousand POPs), and other urban areas having in the aggregate approximately 9.4 million POPs.

In 1998, we acquired 68.4% of the outstanding shares of capital stock of Occel, one of the two cellular providers in the Western Region. América Móvil indirectly owns 95.8% of the capital stock of Occel (calculated on a fully diluted basis), of which 36.6% is held by us and the remaining interest is held by E-Commerce Data Services, S.A. de C.V., a wholly-owned subsidiary of América Móvil. E-Commerce Data acquired its interest in Occel in the first half of 2002 through the capitalization of investments as well as directly from minority shareholders.

Occel is one of two providers of cellular service in the Western Region, the second most populous cellular region in the country. The Western Region has a population of nearly 16.1 million people, representing approximately 36.4% of the country’s total population. Occel operates its cellular telecommunications network under the terms of the cellular telecommunications concession (the “Occel Concession” and together with the Comcel Concession, the “Concessions”) granted to it by the Ministry of Communications in March 1994. At December 31, 2002, Occel had 1,067,363 subscribers. During 2002, Occel generated revenues of Ps.361,307 million (U.S.$126.1 million).

In February 2003, Comcel acquired a direct 93.3% interest in Celcaribe S.A. (Celcaribe) from Millicom International Cellular. Celcaribe holds 20-year concessions, acquired in 1994, to provide cellular services in the Coastal Region. The acquisition of Celcaribe allows us to provide nationwide coverage in Colombia.

Celcaribe’s network uses TDMA technology. At December 31, 2002, it had approximately 249,000 subscribers and had a 47.95% share of the wireless market in the regions in which it operates. Celcaribe, which operates under the Comcel brand, offers services such as data transmission, Internet services and short message services, among others.

The Company’s headquarters are located at Calle 90 No. 14-37, Bogotá, Colombia, and its telephone number is 57-1-616-9797.

Business Description

Principal Cellular Services

Basic Cellular Services. Comcel and Occel provide basic cellular service under the service brand name “Comcel” in the Eastern and Western Regions. Basic services include local cellular service, national coverage and 24-hour customer service. Basic services also include automatic connection with fixed-line services and local and long-distance fixed-line providers, giving subscribers access to all Colombian fixed-line subscribers. As a result, subscribers can place and receive calls anywhere in Colombia. Comcel and Occel also offer personalized customer service and information services 24 hours per day, seven days per week, which can be reached by cellular and fixed-line telephones.

Roaming. Comcel and Occel subscribers can roam in the Eastern and Western Regions free of roaming charges. Comcel also has roaming agreements with Celcaribe in the Coastal Region and with operators in Argentina, Aruba, Bermuda, Bolivia, Brazil, the British Virgin Islands, Chile, Costa Rica, Curacao, the Dominican Republic, Ecuador, El Salvador, Guatemala, Honduras, Hong Kong, Israel, Mexico, Nicaragua, Panama, Paraguay, Peru, St. Maarten, Uruguay and the United States (including Puerto Rico). These roaming agreements allow customers to place calls from one participating region or country to another.

Direct Intra-regional and National Call Delivery. Unlike in North America, Comcel and Occel are permitted by the Concessions to deliver calls anywhere in Colombia without sharing the revenues with a long-distance carrier, pursuant to reciprocal agreements with other Colombian cellular operators.

Other Cellular Services

Supplemental Services. Comcel and Occel offer subscribers a variety of supplemental services, including call forwarding, call waiting, three-way conference calling, caller identification, message waiting notification and voicemail. In Colombia, such services are referred to as “supplemental services” because, unlike value added services (servicios de valor agregado), they may be provided without the need to obtain any additional licenses if these services are provided within a concessioned band. Subscribers pay additional fees for supplemental services, although Comcel and Occel may provide supplemental services free of charge under certain of their promotional plans and corporate agreements. Certain supplemental services, such as call forwarding, call waiting and three-way conference calling, are currently included in the monthly service fee for Comcel and Occel subscribers.

Prepaid Services. Comcel offers prepaid services in two different product lines: “Kit Amigo de Comcel” and “Amigo.” Purchasers of prepaid cellular services, under the trade name “Kit Amigo de Comcel” receive a cellular phone together with certain airtime included. These cellular phones can be purchased in the Eastern and Western Regions. This product, which provides the ability to activate a cellular phone without contracts, monthly fees or credit checking, was developed to attract customers whose credit profile would not qualify for Comcel’s cellular service, or to subscribers who need more control over their outgoing calls. Comcel also offers Amigo Cards, which are prepaid calling card services, in all three regions of Colombia under the trade name “Amigo”. The holder of an Amigo card can make a call from any phone in any region in Colombia (fixed or cellular) to any phone in the world. The Amigo card (1) provides immediate access to phone service; (2) allows for control over the number of minutes consumed; and (3) can be purchased conveniently at approximately 91,500 points of distribution throughout Colombia (of which approximately 30,600 are in Occel’s region), including approximately 500 vending machines (of which approximately 250 are in Occel’s region) in convenience stores, supermarkets, shopping centers, drugstores and schools. According to a specialized marketing study performed by AC Nielsen in November 2002, Comcel had a 72% share of the prepaid telecommunications market based on the number of cards sold, whereas BellSouth had a 26% share (with the remaining 2% held by other market participants).

Emergency Services. Centralized emergency services similar to “911” in the United States are not available in Colombia. Comcel and Occel, however, provide centralized emergency and roadside assistance services to their respective subscribers free of charge. Twenty-four hour call center operators route incoming calls to the appropriate emergency service provider. Comcel believes that this is an attractive service given the high value placed on security and safety in Colombia.

Other Products and Wireless Services

Data Transmission. Comcel and Occel offer Cellular Digital Packet Data (“CDPD”) services under the brand name “Datacel.” CDPD offers wireless data communications and applications that have been developed to provide high capacity, high data speed and flexibility while maintaining security. Among the main Datacel applications are intranet/internet network access, credit card verification, automatic teller machines and question/response applications.

Value-Added and Bearer Services. Comcel has obtained a license to offer certain value-added services (servicios de valor agregado). Under this license, Comcel currently offers a set of value-added services that includes short messaging, a ring tone service, postpaid balance consultation, web messages, short mail and content messages. See “New Products and Services” below for a description of text messaging, our ring tones service and postpaid balance consultation. Web messages allow users to send text messages from www.comcel.com to any Comcel subscriber’s mobile phone, up to 160 characters, and has been available since 2000. Short mail allows any person in the world with an email account to send a text message of up to 160 characters to a Comcel user’s cellular number, and has been available since 2000. Content messages allows users to subscribe to various content messages, choosing among 130 content channels relating, for example, to financial indicators, the horoscope and sports.

In addition, in June 1998, Comcel received a license to carry wireless communications for other companies on its network under contractual arrangements (known as bearer services or carrier services licenses).

Subscriber Profile

The Company’s postpaid subscriber base consists of different segments of the population, including business people and professionals. Potential subscribers must pass two separate credit checks with independent credit services. Prepaid services, however, allow subscribers to receive their cellular telephone services without undergoing this credit check process.

At December 31, 2002, the Company’s penetration (as a percentage of the total population in the Eastern Region) was 9.4%. The following table shows Comcel’s subscriber levels (excluding Occel), as well as coverage, penetration statistics and churn information at the dates indicated.

	At December 31,
	2000	2001	2002
Subscribers	684,472	1,167,290	1,754,147
Subscriber growth compared to prior period	35%	71%	50%
Estimated Eastern Region population (millions)	18.0 (1)	18.4 (1)	18.7 (1)
Estimated population covered (millions)	12.8	13.1	13.3
Percentage of Eastern Region covered	71.1%	71.2%	71.2%
Comcel’s Eastern Region penetration	3.7%	6.3%	9.4%
Annualized Churn Rate	39.2%	25.6%	22.9%

(1)	Source: Official Population Projections adjusted as of June 1995 – 2005.

At December 31, 2002, Occel’s penetration (as a percentage of the total population in the Western Region) was 6.6%. The following table shows Occel’s subscriber levels, as well as coverage, penetration statistics and churn information at the dates indicated.

	At December 31,
	2000	2001	2002
Subscribers	345,286	717,263	1,067,363
Subscriber growth compared to prior period	43%	108%	49%
Estimated Western Region population (millions)	15.6 (1)	15.8 (1)	16.1 (1)
Estimated population covered (millions)	11.5	11.7	11.9
Percentage of Western Region covered	74.0%	74.1%	74.2%
Occel’s Western Region penetration	2.2%	4.5%	6.6%
Annualized Churn Rate	39.8%	27.4%	27.2%

(1)	Source: Official Population Projections adjusted as of June 1995 – 2005.

At December 31, 2002, Celcaribe had approximately 249,000 subscribers and a 47.95% share of the wireless market in the Coastal Region.

Equipment Purchases

Comcel negotiates the purchase of mobile equipment for Comcel and Occel. Our volume telephone purchasing program permits us to supply retail outlets and distributors with telephones at competitive prices. In order to achieve significant cost savings from volume purchases, Comcel manages the supply of telephones directly through manufacturers such as Nokia, Motorola, Samsung and Sony-Ericsson. The relationships with these suppliers allow us to offer a variety of equipment, as well as discounts, to our distributors or customers.

We sell only digital handsets to new basic cellular service customers and encourage our existing customers to exchange analog handsets for digital handsets.

Sales and Distribution

Direct Sales

Comcel’s direct sales force accounted for 7% of total sales in 2002. With 14 directly operated cellular shops and 4 regional teams of corporate account executives, the direct sales force primarily targets corporate accounts, government accounts and other high volume users.

Exclusive Independent Distributors

The remaining 93% of sales were achieved through an independent distributor network primarily composed of local distributors. This approach has permitted the Company to reach a broader customer base without the high cost of a large direct sales force. This distribution network permits the Company to (i) capitalize on knowledge of local markets, (ii) reduce operating and selling expenses, and (iii) limit inventory risk. At December 31, 2002, Comcel’s distribution network included 3,587 points of sale, 2,351 in the Eastern Region and 1,236 in the Western Region, as well as a sales and service force of 9,400 professionals.

Distribution contracts for 2002 were generally signed for a period of one year and may be renewed thereafter on a month-to-month basis until a new one-year contract is executed. Distribution contracts may be canceled if the distributor does not meet certain sales, service and retention standards. The contracts include an up-front commission and an ongoing residual payment based on a percentage of collected recurring revenues per postpaid subscriber. Comcel believes that this compensation structure provides distributors with an incentive to provide high quality service. In addition, Comcel may recover the up-front commissions from distributors for those customers who do not stay on the network in good standing for the minimum contract period. Comcel deducts such up front commissions from future commissions or from a performance bond which all distributors are required to post. Comcel requires standardized showrooms and service facilities, and provides all of its distributors with training in uniform service standards. Distributor contracts also provide for the sharing of certain merchandising, advertising and other marketing expenses under a cooperative marketing program, including the expenses associated with Comcel’s mobile boutiques and Amigo prepaid calling card vending machines.

Non-traditional Distribution Channels

Comcel and its distributors have arrangements with various supermarket chains such as Éxito and Carrefour which allow the use of those locations as points of sale. These mini-boutiques distribute all of Comcel’s basic products (postpaid and prepaid cellular phones, accessories and prepaid Amigo cards), as well as technical service and assistance. In addition, the Amigo prepaid card is available in chain stores, grocery stores and supermarkets nationwide.

New Products and Services

Short Messaging and Ring Tones Services

In February 2002, Comcel began providing short messages service (SMS). The service allows customers that have cellular units with IS 136/IS 136i technology to send text messages from their cellular phones to Comcel users. As of December 2002, the average monthly traffic generated was 2.8 million messages.

In May 2002, Comcel made available to its customers a ring tones service. With this service, customers who have compatible Nokia phone models with IS 136/IS 136i technology can download musical ringing options. At December 2002, the average monthly traffic of this service was 120,000 downloads.

In November 2002, Comcel launched a balance consultation service for postpaid customers. Users send an SMS text message with the key word “S” and receive a message stating the amount due on their account, payment due date, and the minutes used. The daily average usage of this service since it was launched is 600 requests.

Online Payment for Prepaid Services

In December 2002, Comcel launched a service that allows prepaid users to purchase additional minutes by debiting their bank accounts directly. Through an online connection with Colombian banks, this system charges users based on the amount of time they choose to prepay. This service allows Comcel to save in sales costs and finance costs compared to traditional sales channels for the Amigo Card. As of December 31, 2002, more than 6,700 customers had used the service.

Customer Service

Comcel strives to provide a high level of customer service in the key areas of customer assistance, maintenance, billing, collections and fraud prevention. To give Comcel’s customers more personalized service, the Company has implemented two new call centers and four “face-to-face” customer service centers, for a total of 13 service centers. Additionally, Comcel has created 42 service and payment reception centers in the same location as certain of its dealers. Comcel has also opened 25 correspondence centers in distant areas for processing customer requests. In all, Comcel has 993 customer service representatives.

Comcel also provides online support to customers, allowing them to access their minute usage, balance due, and information about new promotions and additional services. Comcel monitors the performance of its customer service representatives and sets performance targets.

Billing and Administration

A potential subscriber applying for a service contract must present proof of identity and address. Credit checks on new subscribers are run through Colombian consumer credit reporting agencies. As an additional precaution against activation fraud, customer service representatives call newly activated subscribers to confirm addresses and other vital information submitted in their application. Follow-up calls are also made to update subscriber information.

Payment and Collections

Monthly bills are printed and distributed through a third party. A variety of payment options, including payment by cash, check, credit card or direct bank account debit are offered to subscribers. Subscribers may also pay online. Cash payments and payments by check may be made directly at a payment center or at bank branches throughout Colombia authorized to accept payment. During the month of December 2002, approximately 89% of all payments were made through national banks, 9.7% through cash or check at the Company’s offices and 1.3% through automatic debits to customers’ credit cards.

The first ten days of each month, accounts in arrears are reported to “risk centrals” (such as Datacrédito, CIFIN and Covinoc), which provide information about the credit worthiness of late payers.

During 2001 and 2002, Comcel and Occel streamlined and strengthened their account collections policy. We have since experienced improvements in collections.

Prevention of Cellular Fraud

Incidents of fraud are unavoidable in the cellular telecommunications industry. In addition, user mobility and radio access make wireless networks vulnerable to fraud in the form of cloned handsets. In 2001, Comcel implemented a password-based authentication system for prepaid and postpaid customers. The Company estimates that 94% of its postpaid customers, who are more likely to be targets of cellular fraud, were protected by this system at the end of 2002. As a result, in 2002 there was a 97.9% reduction in the number of customers affected by cellular fraud and a 97.5% reduction in reported losses, compared to 2001.

Currently, Comcel has a staff of 40 people dedicated to the detection and prevention of cloning, subscription fraud and revenue assurance. Comcel’s fraud prevention program includes: (i) pre-employment background screening to prevent employee fraud; (ii) fraud awareness and fraud prevention training; (iii) improving commercial processes and efforts to avoid the activation of unauthorized mobiles in the cellular network; and (iv) internal fraud prevention using follow up and reconciliation between our different systems.

During 2003 the Company will continue working on our cellular fraud prevention efforts.

Wireless Network

As of December 31, 2002, Comcel’s cellular telecommunications network consisted of 10 cellular switches, 267 base stations and 564 cells. The network is connected primarily by its own microwave transmission system, which as of December 31, 2002 consisted of 301 microwave hops and seven satellite transmission connections.

As of December 31, 2002, Occel’s cellular telecommunications network consisted of three cellular switching centers located in Medellín, Cali and Pereira, 140 radio base stations, 336 cells and five cellular extenders. The network is connected primarily by its own microwave transmission system, which as of December 31, 2002 consisted of 175 microwave hops.

Digitalization. We have sought to increase the digitalization of our subscriber base. Under the Comcel Concession, the Company’s network is required to have 10% digital voice channels by the third year of operation, 30% by the fifth year and 50% by the eighth year. As of December 31, 2002, 93.2% of the voice channels in Comcel’s network were digital channels. Under the Occel Concession, Occel’s network is required to have 10% digital voice channels by the third year of operation, 30% by the fifth year and 50% by the eighth year. As of December 31, 2002, 91.6% of the voice channels in Occel’s network were digital channels.

Network Administration. The Company maintains a network management system in Bogotá, which is capable of monitoring the microwave transmission system, the switching centers in Bogotá, Bucaramanga and San Andrés, and critical network operational parameters. The Company analyzes the performance data generated by this system in order to make the operating adjustments or capital expenditures necessary to enhance network operations. Occel’s network is connected to the network management center in Bogotá.

Performance. The Company continuously monitors the performance of its network. As of December 31, 2002, Comcel’s average cell “blockage” rate (the percentage of time there is congestion during peak usage periods) was 2.92%, and the average rate of dropped calls (the inability of the system to sustain a call in progress) was 1.26%, well within permissible parameters under the Comcel Concession. In the same period Occel’s rate of dropped calls was 1.31% and the average cell “blockage” rate was 1.95%, well within the permissible parameters under the Occel Concession.

Migration to GSM technology

At the end of 2002, Comcel initiated the migration process from AMPS-TDMA technology to GSM technology. Management believes that GSM optimizes the usage of spectrum, which increases available capacity and improves service quality. Likewise, GSM technology facilitates the transmission of a larger volume of data at a higher speed compared to the prior technology.

In December 2002, the Ministry of Communications and Comcel executed an amendment to the Concession Agreement, allowing Comcel to modify its existing network to migrate to the GSM technology.

We expect to launch GSM service in the second half of 2003, and we expect to continue to make use of our TDMA network during the migration to the new technology.

Competition

Cellular

The cellular telecommunications business in the Eastern and Western Regions is a regulated duopoly, and each of the two concessionaires in each region has the exclusive use of a defined frequency band within that region. Competition is principally based on network coverage and technical quality, supplemental services, responsiveness of customer service and price. Comcel’s competitor for cellular service in the Eastern and Western Regions is BellSouth Colombia (“BellSouth”).

Since September 1, 1999, the Colombian government has had the right to grant additional licenses for cellular telecommunications services or other competing services, including PCS, in the Eastern and Western Regions. See “PCS” below.

The following table shows the total number of cellular subscribers and market share as reported by the Company and its competitor, BellSouth, on the dates indicated:

	December 31, 2001		December 31, 2002
Eastern Region
Comcel	1,167,290	64.7%	1,754,147	70.1%
BellSouth	635,843	35.3%	749,514	29.9%

Total Subscribers	1,803,133	100.0%	2,503,601	100.0%

The following table shows the total number of cellular subscribers and market share as reported by Occel and its competitor, BellSouth, on the dates indicated:

	December 31, 2001		December 31, 2002
Western Region
Occel	717,263	66.7%	1,067,363	67.8%
BellSouth	357,593	33.3%	505,978	32.2%

Total Subscribers	1,074,856	100.0%	1,573,341	100.0%

PCS

Since September 1, 1999, the government of Colombia has had the right to grant additional licenses for cellular telecommunications services or other competing services in each of the Eastern and Western Regions. On February 2, 2000, the government issued Law 555, which contains the PCS services regulatory framework. Pursuant to the terms of Law 555, one PCS license will be awarded per region. The regions will be the same as for the cellular operators. None of the existing trunking operators with national coverage or existing cellular operators were authorized to participate in the process until February 2003.

On January 20, 2003, the Ministry of Communications awarded the Colombian consortium “Colombia Móvil” a nationwide PCS license valid for 10 years. Colombia Móvil may apply to renew the license for an additional 10 years. Colombia Móvil is the integration of two Colombian public telecommunications operators, ETB and EPM, which provide telecommunications services in different areas of the country, including local telephony, internet and long distance services. Colombia Móvil was the only participant in the PCS bidding process, winning the auction with an offer of U.S.$55 million.

Fixed-line and other services

We also compete with traditional fixed-line telephone service operators, including ETB and Telecom, in the Eastern Region, and Empresas Públicas de Medellín (“EPM”), Empresas de Telecomunicaciones de Cali S.A. E.S.P. (“EMCATEL”) and Empresas Municipales de Cali (“Emcali”) in the Western Region.

In addition, we face competition from certain alternative wireless services, many of which were in existence before we began operations. These competing wireless communications services, which include mobile radio, paging or beeper services, rural wireless operators, mobile operators and trunking, are widely used in Colombia as a substitute for fixed-line services. While these competing wireless communication services are considerably less expensive than cellular services, they have certain disadvantages compared to cellular services because of factors such as lack of coverage, handset non-portability, lack of privacy, lower transmission quality, network overloading and lack of customer service. Although management does not view such alternative wireless services as significant current or potential competition due to our strong market share position in the wireless industry and the limitations of these alternative services, there can be no assurance that these services will not emerge as stronger competitors in the future. In addition, technological advances in the communications field continue to occur and make it difficult to predict the extent of additional future competition for cellular systems.

Regulation

Regulatory Authorities

The Ministry of Communications and the Telecommunication Regulatory Commission (“TRC”) are responsible for the regulation and oversight of the telecommunications sector, including cellular operations. The Ministry of Communications, which granted the cellular concessions in 1994, supervises and audits the performance of the concessionaires’ legal and contractual obligations, in particular those related to the technical standards established in the bid conditions and to the concessionaires’ duty to answer their subscribers’ questions and complaints. The Ministry of Communications also has general authority to issue regulations for cellular operations, subject to such regulations being consistent with applicable law. The Minister of Communications chairs the TRC and its other members are the Director of the National Planning Department and three full-time experts appointed by the President of Colombia. The TRC, which has jurisdiction over the pricing of cellular services, has ruled that the cellular operators may freely set rates with prior notice to the TRC and their subscribers. The TRC is also charged with issuing regulations intended to promote free competition in the cellular industry. In addition, the TRC regulates the pricing aspects of the relationship between cellular and other operators, including interconnection terms and rates. The Company’s activities are also subject to the oversight of the Colombian Superintendent of Industry and Commerce (Superintendencia de Industria y Comercio) which is empowered to enforce antitrust regulations, promote free competition in the marketplace and protect consumer rights.

Applicable Legislation

The operations of the Company are principally governed by regulations contained in Law 37 of 1993 (“Law 37”), Law 422 of 1998 (“Law 422”), Decree 741 of 1993 (“Decree 741”) and Decree 1130 of 1999 (“Decree 1130”), and by the terms and conditions of the Comcel Concession and related documents. Law 37 set forth the basic framework for the introduction of cellular telecommunications services in Colombia. Law 37 established a public bidding process open to private, public-sector and mixed economy companies. Mixed economy companies have both public and private-sector shareholders, engage in business activities, and are created pursuant to special legislation. For purposes of the bidding process, the country was divided into the Eastern Region, the Western Region and the Coastal Region. In each region, there were to be two competing operators, one public-sector or mixed economy company and one wholly private-sector company. This effectively resulted in a cellular duopoly. Law 37 also authorized foreign investment in certain areas of the telecommunications industry, including cellular operations. Subsequently, Decree 741 established detailed rules for the bidding process and for the provisions contained in Law 37 regarding matters such as the corporate structure of cellular operators, the assignment of frequencies, the concession agreements to be entered into between the winners of the bidding process and the Ministry of Communications, and the rules for interconnection between fixed-line and cellular operators. Cellular operators are also subject to Decree 1900 of 1990, which regulates telecommunications services in general.

In January 1998, the Colombian Congress approved Law 422, which, among other provisions, partially modifies Law 37 of 1993. Law 422 provides that: (i) the Ministry of Communications is responsible for developing a telecommunications expansion plan; (ii) cellular operators may cover distant or inaccessible regions of the country by operating together through a single network; (iii) operators who originate a cellular call have the obligation to bill and collect the value of such call corresponding to another operator’s service and pay such amount to such other operator; (iv) cellular users must pay for all of the services provided by interconnected operators; (v) the radio-electric frequencies assigned to a cellular operator for the operation of cellular service are the only assets of such cellular operator that will revert to the Colombian government at the end of its concession’s term (See “Comcel Concession-Reversion of Assets.”); (vi) private cellular providers are obligated to register their shares in the national and foreign stock markets; (vii) the illegal use of mobile cellular service or any other telecommunication service shall constitute a criminal offense; and (viii) certain entities affiliated with or related to the Ministry of Communications may, with the prior approval of their board of directors, waive the Right of First Refusal (Derecho de Preferencia) which is granted to such public-sector shareholders in mixed economy companies when a private-sector shareholder wishes to sell its shares in such companies. Comcel’s public-sector shareholders have waived such right, as evidenced in the amendment to the Company’s Corporate Bylaws (Estatutos Sociales), registered in Public Deed No. 629, as of February 26, 1997.

Decree 1130 grants to the Telecommunications Commission (CRT) special power to regulate telecommunications in Colombia on matters such as tariffs.

Comcel Concession

Overview. The Comcel Concession grants the company the right to establish and develop a cellular telecommunications business in the Eastern Region over a 10-year period in exchange for a one-time fee plus quarterly royalty payments to the Ministry of Communications for the use of cellular frequencies. The Company was awarded the Comcel Concession in a competitive bidding process. The Comcel Concession’s original term was 10 years commencing March 28, 1994. The purchase price for the Comcel Concession was Ps.259.2 billion (approximately U.S.$313 million as of April 1994), of which Ps.229.8 billion (U.S.$277 million) represented the actual fee paid for the Comcel Concession, while the remaining Ps.29.3 billion (U.S.$35 million) represented the amount allocated to a special expansion plan for municipalities with unsatisfied basic telecommunication needs. In addition, the Company makes a quarterly royalty payment in the amount of 5% of adjusted gross revenues to the Ministry of Communications for the right to use its assigned frequencies.

Renewal. Under the terms of an agreement entered into in January 1997 among the Ministry of Communications and the six cellular operators, the Ministry of Communications extended cellular concessions, including the Comcel Concession, until 2014. In exchange for the extension, an aggregate payment of U.S.$130 million was required from the six cellular operators. Of this amount, the Company paid U.S.$38.9 million in two installments, U.S.$29.9 million in June 1997 and U.S.$9 million in November 1997. All operators continue to pay the 5% royalty fee during the renewal period.

Roaming: Interconnection. The Comcel Concession requires Comcel to provide for national roaming with other licensed cellular telecommunications networks. Cellular companies are also required to enter into interconnection agreements with fixed-line telephone companies.

Prohibition on Assignment of Concession. The terms of the Concession Agreement and applicable Colombian law prohibit the Company from assigning the Comcel Concession without the prior approval of the Ministry of Communications.

Network Expansion Plan. The terms of the concession bid required the Company and Occel to submit a detailed timetable of its expansion plan, identifying the key cities, highways and other areas to be covered by its network in the Eastern Region. During the second half of 1999, as per the request of the Ministry of Communications, the Company and Occel reviewed and proposed the expansion plan for the second five-year period. The parties will determine if adjustments are needed as a result of developments in Colombia during the intervening years.

Calling Party Pays. Colombian “calling party pays” policy requires the originator of the call to pay for the total cost of the call. This policy generally reduces the cost of cellular services to cellular users. Management believes that the policy of calling party pays stimulates additional usage by spreading the cost of cellular service among cellular phone subscribers and fixed-line phone subscribers.

Service Standards. The Company is required to file a written quarterly report on technical performance indicators promulgated by the Ministry of Communications. Performance indicators include network congestion levels, percentage of dropped calls, cell availability and microwave availability. The Company also provides general network indicators such as details of cellular traffic flows, cell site traffic loads and network status updates.

Digital Technology Requirements. In its bidding specifications, the Colombian government initially required the use of analog Advanced Mobile Phone System (“AMPS”) technology or AMPS-compatible technology in order to ensure compatibility with cellular systems in neighboring countries and in North America. Pursuant to the Comcel Concession, on the second anniversary thereof, the Ministry of Communications was required to decide on the digital standard to be adopted in Colombia. In March 1996, the Ministry of Communications announced its decision to allow cellular operators the freedom to adopt any type of digital technology. Under the terms of the Comcel Concession, the Company’s network is required to have 10% digital voice channels by the third year of operation, 30% by the fifth year and 50% by the eighth year. As of December 31, 2002, 93.2% of the voice channels in Comcel’s network were digitally programmed.

Fines. The Ministry of Communications may impose fines for non-compliance with the terms and conditions of the Comcel Concession. The maximum amount of any given fine for non-performance is approximately Ps309 million (U.S.$107,861) depending on the gravity of the offense, the damage done and any recurrence. Breaches that may subject the Company to fines include: (i) non-adherence to the timetable established for the expansion of cellular services after the Ministry of Communications has formally notified the Company that compliance is required, except where non-performance or delays are caused by force majeure; (ii) the installation or connection of equipment with fixed-line networks that does not meet interconnection standards and plans, or damages to the fixed-line network as a result of using unauthorized connections or installations; (iii) unjustifiable failure by the Company to provide the information and cooperation required by the Ministry of Communications; and (iv) failure by the Company to perform its obligations under the Comcel Concession and applicable regulations.

Termination upon Default in Performance. Defaults that directly and materially impact on the performance and purposes of the Concession Agreement constitute grounds for its termination by the Ministry of Communications. In addition, certain specific events are defined as constituting grounds for such termination, including: (i) assignment of the Comcel Concession without the Ministry of Communication’s approval; (ii) suspension of service without the Ministry of Communications’ approval, (iii) default on required payments to the Ministry of Communications; (iv) provision of false information that affects the calculation of required payments to the Ministry of Communications; and (v) anti-competitive behavior. In the event of termination for default in performance, the Company would not be entitled to compensation for loss of the Comcel Concession. In addition, the Ministry of Communications would be entitled to reversion of the radio-electric frequencies assigned to the Company for the operation of cellular service and to payment in the amount of our performance bond.

Reversion of Assets. The Comcel Concession initially provided that at the end of its term all assets directly related to it were to revert to the Ministry of Communications without compensation. Following consultations with cellular operators, the Colombian Congress issued Law 422 of 1998, which sets forth new rules regarding the reversion of assets. Law 422 provides that only the radio-electric frequencies assigned to the Company for the operation of cellular service are to revert to the government at the end of the concession’s term.

Interpretation, Modification and Termination of Government Contracts. The Concession Agreement is subject to the norms of unilateral interpretation, modification and termination set forth in Law 80 of 1993, which is applicable to certain Colombian government contracts. Law 80 provides that if a disagreement arises regarding the interpretation of any of the clauses of the Concession Agreement between the Ministry of Communications and the Company, and an agreement cannot be reached, the Ministry of Communications has the right to unilaterally interpret or modify the terms of the Concession Agreement if necessary in order to prevent a suspension of cellular service to the public. In addition, the Ministry of Communications may unilaterally terminate the Comcel Concession in the event that public service or public policy requires it, or if the Company is legally incapable (because of bankruptcy, dissolution or attachment of a substantial portion of its assets) of performing its obligations under the Comcel Concession. In the event of unilateral interpretation, modification or termination based on circumstances not attributable to the Company, the Company would be entitled to fair compensation from the Ministry of Communications.

Dispute Resolution. Disputes related to the granting, execution, development or termination and liquidation of the Comcel Concession that cannot be directly resolved between the Company and the Ministry of Communications and that do not involve the suspension of cellular service or public policy are to be submitted to a three member arbitration panel that is required to render its decision in accordance with Colombian law.

Occel Concession

The terms of the Occel Concession are similar to those of the Comcel Concession. The purchase price of the Occel Concession was Ps.123.1 billion (approximately U.S.$148.5 million as of April 1994) and the cost of Occel’s renewal was U.S.$16.6 million. For additional details, please see Occel’s annual report for the fiscal year 2002 filed on Form 20-F with the United States Securities and Exchange Commission.

Real Property

In Bogotá, Comcel owns approximately 2,393 square meters in two office buildings, which house its customer service department and part of its general administration offices.

The Company also leases from third parties approximately 11,593.5 square meters of office space in Bogotá, including Comcel’s Boutique and three Customer Attention Centers (CAC). Comcel’s largest office premises in Bogotá are located in three other leased buildings, where the finance, administration, technical and commercial divisions are housed. The lease for these buildings is renewable for annual periods up to a maximum of ten years at Comcel’s option. Comcel also leases office space in Bucaramanga to house a CAC and a switch site.

Occel has offices in Medellín, Cali, Pereira, Manizales and Armenia. Occel owns the building in Medellín where its headquarters are located (approximately 2,902 square meters). In Medellin, Occel leases one Boutique and two CACs.

In Pereira, Armenia and Manizales, Occel owns 14 technical sites and leases 26 technical sites. In every city the company leases one Boutique and one CAC.

In Cali, Occel leases all of its administrative, sales (two boutiques) and customer service sites (two CACs), has 52 technical sites (including 18 operating sites owned by the company), and has two Switch sites, one owned and one leased. The Company also leases two CACs and a sales site.

All of the Company’s equipment and premises, including third party liability, are insured under a comprehensive insurance program provided by international and local insurers.

Capital Expenditures

The following table sets forth our gross capital expenditures for each year in the three-year period ended December 31, 2002.

	Year ended December 31,
	2000	2001	2002
	(millions of constant pesos as of December 31, 2002)
Transmission and switching equipment	26,692	145,196	204,719
Computer equipment	5,880	13,229	9,101
Fraud prevention system	3	10,190	0
Projects	24,509	26,728	106
Other	1,607	1,128	3,690

Total Capital Expenditures	58,691	196,472	217,616

Comcel has budgeted capital expenditures of approximately U.S.$118 million for the year ended December 31, 2003, principally for the build-out of its TDMA and GSM cellular networks. Occel has budgeted capital expenditures of approximately U.S.$61 million for the year ended December 31, 2003, principally for the build-out of its TDMA and GSM cellular networks. Celcaribe has budgeted capital expenditures of approximately U.S.$30 million for the year ended December 31, 2003, principally for the build-out of its TDMA and GSM cellular networks. We expect to meet these capital requirements primarily by means of funds generated from our operations and financing agreements with our suppliers. See “Liquidity and Capital Resources under Item 5.”

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the Company’s financial statements and other financial information included elsewhere in this Annual Report. Comcel’s financial statements have been prepared in accordance with Colombian GAAP, which differs in certain significant respects from U.S. GAAP, including amortization of the Comcel Concession, deferral of handset subsidies, capitalization of interest, foreign exchange losses, the accounting treatment of warrants and income taxes. Note 24 to the audited financial statements of Comcel provides a reconciliation to U.S. GAAP of net loss and shareholders’ equity (accumulated deficit).

Amounts are stated in millions of constant Pesos as of December 31, 2002 purchasing power and thousands of Dollars at a convenience exchange rate of Ps.2,864.79 per Dollar, except for per subscriber data, per minute data and handset prices.

All references are to Comcel consolidated unless otherwise indicated. References to Comcel consolidated are to the consolidated financial results of Comcel and Occel. References to Comcel stand-alone are to Comcel’s financial results without including Occel’s financial results.

Overview of Operations and Company Financial Results

As of December 31, 2002, Comcel consolidated had 2,821,510 subscribers. Comcel stand-alone had 1,754,147 subscribers, 50% more than the 1,167,290 subscribers at December 31, 2001. Revenues for Comcel consolidated increased from Ps.705,829 (U.S.$246,381) for the year ended December 31, 2001 to Ps.998,696 (U.S.$348,610) for the same period of 2002. Revenues for Comcel stand-alone increased 40%, from Ps.496,314 (U.S.$173,246) to Ps.694,422 (U.S.$242,399) for the year ended December 31, 2002.

For the year 2002, Comcel consolidated reported an operating income of Ps.67,995 (U.S.$23,734), while Comcel stand-alone reported an operating income of Ps.33,546 (U.S.$11,710). Foreign exchange loss was Ps.32,666 (U.S.$11,402) for Comcel consolidated and Ps.37,017 (U.S.$12,921) for Comcel stand-alone. Net loss for Comcel consolidated was Ps.48,708 (U.S.$17,003).

Churn

Comcel stand-alone annual churn decreased from 25.6% during 2001 to 22.9% in 2002. This decrease was mainly due to the improvements in customer service and new service plan offerings that were more attractive to subscribers.

Devaluation

Since September 25, 1999 the Peso has floated freely. The Peso/Dollar exchange rate was 2,864.79 on December 31, 2002 and 2,291.18 on December 31, 2001. Peso devaluation during 2002 was 25.0% compared to a Peso devaluation of 2.8% during 2001.

Use of Estimates in Certain Accounting Policies

In preparing our financial statements, we make estimates concerning a variety of matters. Some of these matters are highly uncertain, and our estimates involve judgments we make based on the information available to us. In the discussion below, we have identified several of these matters for which our financial presentation would be materially affected if either (a) we used different estimates that we could reasonably have used or (b) in the future we change our estimates in response to changes that are reasonably likely to occur.

The discussion addresses only those estimates that we consider most important based on the degree of uncertainty and the likelihood of a material impact if we used a different estimate. There are many other areas in which we use estimates about uncertain matters, but the reasonably likely effect of changed or different estimates is not material to our financial presentation.

Accounts receivable—The Company records an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Company’s estimate is based on historical collection experience and a review of the status of trade accounts receivable.

Property, plant and equipment—Property, plant and equipment are recorded at cost, adjusted for inflation, and depreciated using the straight-line method over their estimated useful lives using the following annual depreciation rates: buildings, 5%; cellular network, 10%; data processing equipment, 20%; machinery and equipment, 10%; office equipment, 10%; and vehicles, 20%.

These estimates are based on historical experience with similar assets, anticipated technological changes and other factors, taking into account the practices of other telecommunications companies. We review estimated useful lives each year to determine whether they should be changed, and at times we have changed them for particular classes of assets. We may shorten the estimated useful life of an asset class in response to technological changes, changes in the market or other developments. This results in increased depreciation expense, and in some cases it can result in our recognizing an impairment charge to reflect a write-down in value.

Valuation of assets—Property, plant and equipment are appraised at least every three years. Any excess of the appraised value over the carrying value of the assets is reported as an asset with a related direct addition to shareholders’ equity. This increase in value is not subject to depreciation. If the appraised value is less than the carrying value of the assets, the difference is reported as a non-operational expense in the statement of operations. This is not acceptable practice under U.S. GAAP.

Deferred charges—Unrealized foreign exchange gains and losses from fluctuations in exchange rates on long-term debt denominated in foreign currencies are deferred and amortized over the average remaining term of the debt. This method is permitted under Colombian GAAP and was approved by the Superintendent of Corporations and the Superintendent of Securities. However, it is not permitted under U.S. GAAP.

Impairment—We carry substantial amounts on our balance sheet for plant, property and equipment and for goodwill that are based on historical costs net of accumulated depreciation and amortization. We are required to evaluate each year whether these assets are impaired, that is, whether their future capacity to generate cash does not justify maintaining them at their carrying values. If they are impaired, we are required to recognize a loss by writing off part of their value. The analysis we perform requires that we estimate the future cash flows attributable to these assets, and these estimates require us to make a variety of judgments about our future operations. Changes in these judgments could require us to recognize impairment losses in future periods. Our evaluations in 2002 did not result in any significant impairment of our consolidated goodwill or plant, property and equipment.

Accounting Changes—2002

Amortization of intangible assets (Concession)—On January 1, 2002, the Company changed its method of amortization of its intangible assets from the reverse-sum-of-digits method to the straight-line method. The amortization period extends for the life of the Concession, until 2014. The impact on 2002 results is an increase in amortization expense of Ps.50,488.

Accounting Changes—2001

Foreign currency transactions—Foreign currency transactions and balances denominated in a currency other than Colombian pesos are translated into Colombian pesos at market rates certified by the Central Bank. Foreign currency exchange gains and losses resulting from fluctuations in exchange rates between the date the transactions are first recorded to the date of settlement or valuation at the end of the period are charged to “Other Expense”, except for exchange gains and losses related to: a) liabilities incurred for the purchase of equipment and inventory, which are capitalized as part of the cost of such assets, until they are put into use or become available for sale, and b) long-term debts issued to finance the installation of the cellular network, which are capitalized as a component of deferred charges and amortized over the period of the loans.

Amortization of Handset Subsidy—In 2000, the Company changed the period of amortization of handset subsidy from 12 to 24 months to better reflect the period in which the Company receives economic benefits from equipment sales. As a result of this change, the Company reduced its operating expenses by Ps.10,788 in 2000. Effective January 1, 2001, the Company is expensing upfront the total cost of handsets. The impact of this change resulted in increased costs of revenues for 2001 of Ps.96,502.

Income recognition—In December 2001, the Company changed how it accounts for income from sales of the “Amigo” card, to record income based on the airtime effectively consumed or the card expiry. Previously, income was recognized at the time of sale because it was difficult to measure airtime consumed. The impact of this change was a reduction in income for 2001 of Ps.29,936.

Colombian Political and Economic Overview—2002

Colombia has been experiencing severe political unrest, the campaigns of the subversive armed forces of the Fuerzas Armadas Revolucionarias de Colombia (FARC) and the Ejército de Liberación Nacional (ELN). These events have triggered a speculative depreciation of the Peso with respect to the Dollar.

The political unrest in Colombia, by contributing to the economic crisis, has had and may continue to have a material adverse effect on the Company’s earnings and cash flow, principally due to lower usage of cellular services in Colombia and changes in interest rates and in the Peso/Dollar exchange rate.

During 2002, the rate of inflation was 6.99% (compared to 7.65% in 2001). The unemployment rate remains high at 15.6%, 2.1% higher than it was during the same period last year.

GDP grew by 1.53% during 2002, compared to 1.57% in 2001. Interest rates decreased to moderate levels, compared to those of previous years. The devaluation rate of 25.0% was significantly higher than in 2001 (2.8%).

Results of Operations

Year ended December 31, 2002 compared with Year ended December 31, 2001

Revenues. For the year ended December 31, 2002, Comcel consolidated revenues increased by Ps.292,867 (U.S.$102,230), or 41%, from the comparable period in 2001. This increase is the result of an increase in Comcel stand-alone total revenues of Ps.198,108 (U.S.$69,153) and an increase of Ps.124,503 (U.S.$43,460) attributable to Occel. Comcel stand-alone revenues increased 40% from Ps.496,314 (U.S.$173,246) for the year ended December 31, 2001 to Ps.694,422 (U.S.$242,399) for the year ended December 31, 2002.

Service Revenues. Comcel consolidated service revenues increased Ps.316,125 (U.S.$110,348), from Ps.615,185 (U.S.$214,740) for the year ended December 31, 2001 to Ps.931,310 (U.S.$325,088) for the same period in 2002, reflecting principally an increase in our postpaid subscriber base. Comcel stand-alone service revenues increased by Ps.188,689 (U.S.$65,865), or 45%, from Ps.415,493 (U.S.$145,034) for the year ended December 31, 2001 to Ps.604,182 (U.S.$210,899) for the year ended December 31, 2002.

Monthly minutes of use per subscriber for the year ended December 31, 2002 decreased to an average of 77 minutes for Comcel consolidated. For Comcel stand-alone, monthly minutes of use per subscriber decreased to an average of 86 minutes compared to an average of 96 minutes for the year ended December 31, 2001, due to a lower rate of usage by Comcel’s customer base as a result of new plans with fewer included minutes. The average monthly fee charged to subscribers in Comcel consolidated increased by Ps.5,928 (U.S.$2.07), or 12%, to Ps.56,735 (U.S.$19.80), and the average per minute airtime fee was Ps.430 (U.S.$0.15).

Equipment Sales. Comcel consolidated equipment sales decreased Ps.23,258 (U.S.$8,119), or 26%, to Ps.67,386 (U.S.$23,522) for the year ended December 31, 2002. Equipment sales for Comcel stand-alone decreased 29% from Ps.58,785 (U.S.$20,520) for the year ended December 31, 2001 to Ps.41,719 (U.S.$14,563) for the year ended December 31, 2002. Equipment sales for Occel decreased Ps.6,178 (U.S.$2,157) or 19% to Ps.27,150 (U.S.$9,447) for the year ended December 31, 2002. This decrease in equipment sales resulted from the use of a more aggressive pricing strategy aimed at new postpaid customers.

Cost of Revenues. Comcel consolidated cost of revenues increased Ps.95,307 (U.S.$33,269), or 24%, to Ps.490,178 (U.S.$171,104) for the year ended December 31, 2002; Ps.176,571 (U.S.$61,635) of consolidated cost of revenues for the year ended December 31, 2002 are attributable to Occel’s results. Cost of revenues for Comcel stand-alone increased Ps.68,315 (U.S.$23,846), or 27%, from Ps.253,823 (U.S.$88,601) for the year ended December 31, 2001 to Ps.322,138 (U.S.$112,447) for the year ended December 31, 2002. The increase in cost of revenues was due to an increase in cost of telecommunications services (principally interconnection charges), due to a higher subscriber base which generated more traffic, and the amortization of the Comcel concession. Cost of equipment sold for Comcel stand-alone decreased Ps.260 (U.S.$91), or 0.17%, from Ps.152,697 (U.S.$53,301) for the year ended December 31, 2001 to Ps.152,437 (U.S.$53,211) for the year ended December 31, 2002. Cost of telecommunications services for Comcel consolidated increased Ps.40,795 (U.S.$14,240), or 32%, from Ps.128,068 (U.S.$44,704) for the year ended December 31, 2001 to Ps.168,863 (U.S.$58,944) for the year ended December

31, 2002. Cost of amortization for Comcel stand-alone increased Ps.38,038 (U.S.$13,278), or 258%, from Ps.14,753 (U.S.$5,150) for the year ended December 31, 2001 to Ps.52,792 (U.S.$18,428) for the year ended December 31, 2002, due principally to the adoption of the straight-line method of amortization.

Operating Expenses. Comcel consolidated operating expenses, including depreciation, increased Ps.43,002 (U.S.$15,010), or 11%, to Ps.440,523 (U.S.$153,771) for the year ended December 31, 2002. Occel’s operating expenses accounted for Ps.163,879 (U.S.$57,205) of this result. Comcel stand-alone operating expenses increased by Ps.35,252 (U.S.$12,305) from Ps.303,486 (U.S.$105,937) for the year ended December 31, 2001 to Ps.338,738 (U.S.$118,242) for the year ended December 31, 2002. Excluding amortization of depreciation and goodwill, Comcel consolidated operating expenses increased Ps.18,013 (U.S.$6,288), to Ps.294,217 (U.S.$102,701) for the year ended December 31, 2002. The increase in operating expenses was largely due to an increase in sales commissions, resulting from higher gross subscriber additions.

Depreciation and Amortization. Comcel consolidated depreciation, including the effect of inflation, increased Ps.22,888 (U.S.$7,989), or 30%, to Ps.99,797 (U.S.$34,836) for the year ended December 31, 2002. Occel accounted for Ps.30,255 (U.S.$10,561) of consolidated depreciation for the year ended December 31, 2002. Comcel stand-alone depreciation, including the effect of inflation, increased Ps.15,509 (U.S.$5,414), or 29%, to Ps.69,658 (U.S.$24,315) for the year ended December 31, 2002. This increase is due to the ongoing construction of the Company’s telecommunications network and other capital expenditures on which such depreciation charges are based. Comcel consolidated amortization expense, including the effect of inflation but excluding goodwill amortization, increased Ps.57,765 (U.S.$20,164), or 258%, to Ps.80,166 (U.S.$27,983) for the year ended December 31, 2002. Comcel stand-alone amortization expense, including the effect of inflation, increased Ps.38,038 (U.S.$13,278), or 258%, from Ps.14,753 (U.S.$5,150) for the year ended December 31, 2001 to Ps.52,792 (U.S.$18,428) for the year ended December 31, 2002. This increase was due to a change in how we account for amortization, from the reverse-sum-of-digits method to the straight-line method.

Operating Income. Comcel consolidated operating income increased Ps.154,558 (U.S.$53,951), from an operating loss of Ps.86,563 (U.S.$30,216) for the year ended December 31, 2001 to an operating income of Ps.67,995 (U.S.$23,734) for the year ended December 31, 2002. The increase in operating income reflected revenue growth and an improved operating margin. Comcel stand-alone operating income increased Ps.94,542 (U.S.$33,001), from an operating loss of Ps.60,996 (U.S.$21,291) for the year ended December 31, 2001 to an operating income of Ps.33,546 (U.S.$11,710) for the year ended December 31, 2002.

Other Expenses. Comcel consolidated other expenses decreased Ps.205,361 (U.S.$71,685) to Ps.159,303 (U.S.$55,607) for the year ended December 31, 2002. Occel’s results accounted for Ps.61,796 (U.S.$21,571) of this result. For Comcel stand-alone, other expenses decreased Ps.155,213 (U.S.$54,180), from Ps.260,098 (U.S.$90,791) for the year ended December 31, 2001 to Ps.104,885 (U.S.$36,612) for the year ended December 31, 2002. The decrease in Comcel consolidated other expenses mainly resulted from the decrease in interest expense of Ps.158,242 (U.S.$55,237), or 68%, mainly due to a reduction in indebtedness and lower interest rates on remaining debt.

Net Monetary Correction. Comcel consolidated net monetary correction reflects the aggregate impact of inflation on monetary assets and equity. Such monetary correction decreased Ps.71,859 (U.S.$25,083), or 62%, to Ps.44,559 (U.S.$15,554) for the year ended December 31, 2002. For Comcel stand-alone, net monetary correction decreased Ps.39,670 (U.S.$13,848) or

54%, from Ps.73,987 (U.S.$25,826) for the year ended December 31, 2001 to Ps.34,317 (U.S.$11,979) for the year ended December 31, 2002. Occel net monetary correction for 2002 decreased Ps.25,031 (U.S.$8,737), or 55%, from a net monetary correction of Ps.45,927 (U.S.$16,032) for the year ended December 31, 2001 to a net monetary correction of Ps.20,896 (U.S.$7,294) for the year ended December 31, 2002. These decreases in net monetary correction were primarily due to investments in property, plant and equipment made during 2001, reflected in the results of 2002.

Income Tax. Comcel consolidated income tax for the year ended December 31, 2002 decreased by Ps.1,084 (U.S.$379), to Ps.14,604 (U.S.$5,098). In both 2001 and 2002, pursuant to Colombian tax law, the Company paid income tax on an assumed taxable income equivalent to 6% of shareholders’ equity at the prior year-end, due to the recent losses incurred by the Company.

Net Loss. Comcel consolidated net loss for the year 2002 was lower by Ps.282,921 (U.S.$98,758) compared to a net loss of Ps.331,629 (U.S.$115,762) for the year ended December 31, 2001. For Comcel stand-alone, net loss for the year 2002 was lower by Ps.211,169 (U.S.$73,712) compared to a net loss of Ps.262,795 (U.S.$91,733) for the year ended December 31, 2001.

Year ended December 31, 2001 compared with Year ended December 31, 2000

Revenues. For the year ended December 31, 2001, Comcel consolidated revenues increased by Ps.180,083 (U.S.$62,861), or 34%, from the comparable period in 2000. This increase is the result of an increase in Comcel stand-alone total revenues of Ps.123,218 (U.S.$43,011) and an increase of Ps.46,142 (U.S.$16,107) attributable to Occel. Comcel stand-alone revenues increased 33% from Ps.373,093 (U.S.$130,234) for the year ended December 31, 2000 to Ps.496,311 (U.S.$173,245) for the year ended December 31, 2001, as detailed below.

Service Revenues. Comcel consolidated service revenues increased Ps.125,453 (U.S.$43,791) from Ps.489,732 (U.S.$170,949) for the year ended December 31, 2000 to Ps.615,185 (U.S.$214,740) for the same period in 2001, reflecting principally an increase in our postpaid subscriber base. Comcel stand-alone service revenues increased by Ps.81,349 (U.S.$28,396), or 24%, from Ps.334,142 (U.S.$116,638) for the year ended December 31, 2000 to Ps.415,491 (U.S.$145,034) for the year ended December 31, 2001.

Monthly minutes of use per subscriber for the year ended December 31, 2001 decreased to an average of 91 minutes for Comcel consolidated. For Comcel stand-alone, monthly minutes of use per subscriber decreased to an average of 96 minutes compared to an average of 124 minutes in the year ended December 31, 2000, due to a lower rate of usage by Comcel’s customer base as a result of the elimination of unlimited minutes plans. The average monthly fee charged to subscribers in Comcel consolidated increased by Ps.26,027 (U.S.$9.09), or 92%, to Ps.54,373 (U.S.$18.98), and the average per-minute airtime fee decreased by Ps.64 (U.S.$0.02), or 31%, to Ps.141 (U.S.$0.05).

Equipment Sales. Comcel consolidated equipment sales increased Ps.54,630 (U.S.$19,069), or 152%, to Ps.90,644 (U.S.$31,641) for the year ended December 31, 2001. Equipment sales for Comcel stand-alone increased 157% from Ps.22,874 (U.S.$7,985) for the year ended December 31, 2000 to Ps.58,785 (U.S.$20,520) for the year ended December 31, 2001. Equipment sales for Occel increased Ps.20,163 (U.S.$7,038) or 153% to Ps.33,328 (U.S.$11,634) for the year ended December 31, 2001. These increases were primarily due to an increase in the number of our subscribers.

Cost of Revenues. Comcel consolidated cost of revenues increased Ps.214,105 (U.S.$74,737), or 118%, to Ps.394,871 (U.S.$137,836) for the year ended December 31, 2001; Ps.146,285 (U.S.$51,063) of consolidated cost of revenues for the year ended December 31, 2001 are attributable to Occel’s results. Cost of revenues for Comcel stand-alone increased Ps.129,579 (U.S.$45,232), or 104%, from Ps.124,243 (U.S.$43,369) for the year ended December 31, 2000 to Ps.253,822 (U.S.$88,601) for the year ended December 31, 2001. The increase in cost of revenues was due to an increase in cost of equipment sold, an increase in cost of telecommunication services and an increase in amortization. Cost of equipment sold for Comcel stand-alone increased Ps.122,303 (U.S.$42,692), or 402%, from Ps.30,393 (U.S.$10,609) for the year ended December 31, 2000, to Ps.152,696 (U.S.$53,301) for the year ended December 31, 2001, due to changes in accounting policies. Cost of telecommunications services for Comcel consolidated increased Ps.11,524 (U.S.$4,023), or 10%, from Ps.116,544 (U.S.$40,682) for the year ended December 31, 2000, to Ps.128,068 (U.S.$44,704) for the year ended December 31, 2001. Cost of amortization for Comcel stand-alone increased Ps.5,849 (U.S.$2,042), or 66%, from Ps.8,905 (U.S.$3,108) for the year ended December 31, 2000, to Ps.14,754 (U.S.$5,150) for the year ended December 31, 2001, due principally to the use of the reverse-sum-of-digits method of amortization.

Operating Expenses. Comcel consolidated operating expenses, including depreciation, increased Ps.35,680 (U.S.$12,455), or 10%, to Ps.397,521 (U.S.$138,761) for the year ended December 31, 2001. Occel’s operating expenses accounted for Ps.120,453 (U.S.$42,046) of this result. Comcel stand-alone operating expenses increased by Ps.50,890 (U.S.$17,764), from Ps.252,595 (U.S.$88,172) for the year ended December 31, 2000, to Ps.303,484 (U.S.$105,936) for the year ended December 31, 2001. Comcel consolidated operating expenses, excluding depreciation and amortization, increased Ps.29,914 (U.S.$10,442), to Ps.276,204 (U.S.$96,413) for the year ended December 31, 2001. The increase in operating expenses was largely due to an increase in sales commissions, resulting from an increase number of new subscribers.

Depreciation and Amortization. Comcel consolidated depreciation, including the effect of inflation, increased Ps.3,886 (U.S.$1,356), or 5%, to Ps.76,909 (U.S.$26,846) for the year ended December 31, 2001. Occel accounted for Ps.22,903 (U.S.$7,995) of consolidated depreciation for the year ended December 31, 2001. Comcel stand-alone depreciation, including the effect of inflation, increased Ps.3,279 (U.S.$1,145), or 6%, to Ps.54,149 (U.S.$18,901) for the year ended December 31, 2001. This increase is due to the ongoing construction of the Company’s telecommunications network and other capital expenditures on which such depreciation charges are based. Comcel consolidated amortization expense, including the effect of inflation, but excluding goodwill amortization, increased Ps.9,059 (U.S.$3,162), or 68%, to Ps.22,401 (U.S.$7,820) for the year ended December 31, 2001. Comcel stand-alone amortization expense, including the effect of inflation, increased Ps.5,849 (U.S.$2,042), or 66%, from Ps.8,905 (U.S.$3,108) for the year ended December 31, 2000 to Ps.14,754 (U.S.$5,150) for the year ended December 31, 2001.

Operating Loss. Comcel consolidated operating loss increased Ps.69,702 (U.S.$24,330), from an operating loss of Ps.16,861 (U.S.$5,886) for the year ended December 31, 2000, to an operating loss of Ps.86,563 (U.S.$30,216) for the year ended December 31, 2001. Comcel stand-alone operating loss increased Ps.57,251 (U.S.$19,984), from operating loss of Ps.3,745 (U.S.$1,307) for the year ended December 31, 2000 to an operating loss of Ps.60,996 (U.S.$21,292) for the year ended December 31, 2001.

Other Expenses. Comcel consolidated other expenses decreased Ps.36,615 (U.S.$12,781), to Ps.364,664 (U.S.$127,292) for the year ended December 31, 2001. Occel’s results accounted for Ps.130,607 (U.S.$45,590) of this result. For Comcel stand-alone, other expenses decreased Ps.93,034 (U.S.$32,475), from Ps.353,131 (U.S.$123,266) for the year ended December 31, 2000, to Ps.260,097 (U.S.$90,791) for the year ended December 31, 2001. The decrease in Comcel consolidated other expenses mainly resulted from a decrease in interest expense of Ps.40,284 (U.S.$14,062), or 15%, mainly related to the repayment of Comcel’s long-term debt.

Net Monetary Correction. Comcel consolidated net monetary correction reflects the aggregate impact of inflation on monetary assets and equity. Such monetary correction decreased Ps.31,833 (U.S.$11,112), or 21%, to Ps.116,418 (U.S.$40,637) for the year ended December 31, 2001. For Comcel stand-alone, net monetary correction decreased Ps.31,282 (U.S.$10,919), or 30%, from Ps.105,269 (U.S.$36,746) for the year ended December 31, 2000, to Ps.73,987 (U.S.$25,826) for the year ended December 31, 2001. Occel net monetary correction for 2001 decreased, Ps.2,541 (U.S.$887), or 5%, from a net monetary correction of Ps.48,469 (U.S.$16,919) for the year ended December 31, 2000 to a net monetary correction of Ps.45,927 (U.S.$16,031) for the year ended December 31, 2001. These decreases in net monetary correction were primarily due to changes in accounting policies related to the amortization of handsets subsidy and to investments in property, plant and equipment during 2001.

Income Tax. Comcel consolidated income tax for the year ended December 31, 2001 increased Ps.4,550 (U.S.$1,588), to Ps.15,688 (U.S.$5,476) for the year ended December 31, 2001. Pursuant to Colombian tax law, the Company in 2001 paid income tax on an assumed taxable income equivalent to 6% of shareholders’ equity at the prior year-end, due to the losses incurred by the Company. Before 2001 the Company paid income tax on an assumed taxable income equivalent to 5% of shareholders’ equity at the prior year-end.

Net Loss. Comcel consolidated net loss for the year 2001 was higher by Ps.65,966 compared to a net loss of Ps.265,663 for the year ended December 31, 2000. For Comcel stand-alone, net loss for the year 2001 was higher by Ps.48 (U.S.$17) compared to net loss for the year ended December 31, 2000.

Liquidity and Capital Resources

We must make substantial capital expenditures to continue expanding and improving our networks, including our new GSM network. In 2002, we invested U.S.$86 million in plant, property and equipment. We estimate consolidated capital expenditures for 2003 at approximately U.S.$209 million. See “Capital Expenditures” under Item 4. In addition, in 2002 we spent U.S.$492 million to repay long-term debt in an effort to refinance our indebtedness more cheaply.

The following table sets forth our contractual obligations and commercial commitments:

Contractual Obligations	Total		Less than 1 year		1 - 3 Years		4 - 5 Years		After 5 years
Capital Leases	Ps.	4,529	Ps.	2,088	Ps.	2,421	Ps.	20	Ps.	—
Operating Leases	Ps.	73,288	Ps.	12,508	Ps.	28,098	Ps.	32,682	Ps.	—

Total Contractual Cash Obligations	Ps.	77,817	Ps.	14,596	Ps.	30,519	Ps.	32,702	Ps.	—

We generate substantial resources from our operations. In 2002, operating activities provided net cash of U.S.$53 million. In addition to funds generated from operations, we received U.S.$240 million from capital contributions and U.S.$284 million from short-term debt.

The following table shows total consolidated debt in millions of Colombian pesos at December 31, 2002:

	Total		Short-Term		Long-Term
Comcel	Ps.	1,105,064	Ps.	1,102,623	Ps.	2,441
Equivalent Dollars	U.S.$	385.7	U.S.$	384.9	U.S.$	0.8

The following table shows financial debt in dollars at December 31, 2002:

	Total		Short Term		Long Term
Comcel—BankBoston	U.S.$	283.2	U.S.$	283.2	—
Comcel—Deutsche Bank	U.S.$	100.6	U.S.$	100.6	—

Consolidated	U.S.$	383.8	U.S.$	383.8

In January 2002, we repaid loans made pursuant to a senior secured term syndicated loan agreement dated as of November 30, 2000 with Citibank, N.A. as administrative agent and a loan agreement dated as of November 30, 2000 with the Export Development Corporation, in a total amount of U.S.$98.6 million. The resources to repay these obligations were obtained through an América Móvil-supported short-term loan with Deutsche Bank.

In February 2002, Comcel retired its 1998 bonds for U.S.$309 million, including an early retirement penalty of U.S.$11 million, which was expensed. These resources were obtained through capital contributions from América Móvil and a 6-month loan from Deutsche Bank supported by América Móvil.

In March 2002, Occel retired its 1996 bonds for U.S.$204 million, including an early retirement penalty of U.S.$6 million, which was expensed. These resources were obtained through a capital contribution from América Móvil and a 3-month, LIBOR+1.5% loan from BankBoston supported by América Móvil.

In October 2002, the Colombian Securities Commission (Superintendencia de Valores de Colombia) issued Resolution 0812 authorizing Comcel to issue publicly in Colombia Series B3, AAA ordinary bonds for an amount not to exceed Ps.450,000,000,000. In January 2003, Comcel issued the first tranche, in an amount of Ps.200,000,000,000. The Bonds bear interest at a variable rate equal to the IPC Indice Precios al Consumidor (Consumer Price Index) plus 7.5 pp, and mature in January 2010. Comcel used the proceeds of this bond issuance to prepay short-term debt with BankBoston.

The following table shows consolidated financial debt in dollars at March 31, 2003:

Lender	Borrower	Million
Deutsche Bank AG (in Dollars)	Comcel	U.S.$	108.5
Deutsche Bank AG (in Dollars)	Celcaribe	U.S.$	83.5
BankBoston N.A. (in Dollars)	Comcel	U.S.$	216.5
Bonds (in Pesos)	Comcel	U.S.$	67.6
Leasing	Comcel	U.S.$	1.4

Comcel consolidated debt (1)		U.S.$	477.5

(1)	This amount includes new debt of U.S.$87 million from Celcaribe which is now part of Comcel’s consolidated debt. This loan is supported by América Móvil.

A substantial portion of our financing was obtained with the support of América Móvil. There can be no assurance that such financing would be available to us on comparable terms or at all without the support of América Móvil.

We expect to refinance a portion of the balance of our América Móvil-supported short-term loans with Peso-denominated loans in the domestic market.

U.S. GAAP Reconciliation

We had a net loss under U.S. GAAP of Ps.464,304 million in 2002 and a net loss of Ps.245,297 million in 2001. Compared to Colombian GAAP, net loss under U.S. GAAP was 853% higher in 2002. In 2001, net loss under U.S. GAAP was 26.0% lower compared to Colombian GAAP. See Note 24 to our audited financial statements.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Board of Directors

The Company has a Board of Directors (Junta Directiva) and a Chairman. The Board of Directors is composed of five directors, each of whom is entitled to one vote. Each director has two alternate directors who may attend meetings in the absence of the corresponding director. The Board of Directors may meet once every month on a date set by the Board of Directors or in accordance with the needs of the Company. Extraordinary meetings may be convened by the Chairman, by the Company’s statutory auditor or by at least two directors to deal with any urgent matter. Directors and alternate directors are appointed and removed every two years by vote of the shareholders at our General Shareholders’ Meeting. Directors are elected for a two-year period beginning on the date of their election and may be reelected indefinitely. All directors are elected at the same time and for equal terms.

The following table sets forth the members of the Board of Directors of the Company, as of December 31, 2002.

Directors	Age	Position	First elected
Salvador F. Cortés Gómez	45	Chief Operations Officer of Telcel	2000
Carlos Cárdenas Blázquez	30	Vice President for Latin America Operations of América Móvil	2000
Carlos J. García Moreno Elizondo	45	CFO of América Móvil	2000
Luis Esteban Echavarría	55	Legal representative of Ancel	2000
Alejandro Cantú Jiménez	30	General Counsel of América Móvil	2000

The following table sets forth the members of the Alternate Directors of the Company, as of December 31, 2002.

Directors	Age	Position	First elected
Adrián Efrén Hernández	41	President & CEO	2002
Lucio Muñoz	61	Technical Vice President	2002
Gerardo Muñoz Lozano	38	Finance & CFO Vice President	2002
Hilda María Pardo	46	Legal and Human Resources Vice President and Corporate Secretary	2002
Juan Rogelio Vieca Arrache	40	ATL Regional Director of Operations	2002

To our knowledge, none of our directors, alternate directors or executive officers is the beneficial owner of more than 1% of any class of our capital stock.

Executive Officers

The Board of Directors elects the Chairman, Corporate Secretary and the Technical and Operations Vice Presidents for a two-year period beginning on the date of their election. These executives may be reelected indefinitely and may be removed at any time by the Board of Directors.

At December 31, 2002, the executive officers and key personnel of the Company were as follows:

Name	Age	Position	Appointed
Adrián Efrén Hernández	41	President & CEO	2002
Lucio Muñoz	61	Technical Vice President	1993
Gerardo Muñoz Lozano	38	Finance & CFO Vice President	2001
Hilda María Pardo	46	Legal and Human Resources Vice President and Corporate Secretary	1996
Mauricio Leyva	33	Commercial Vice President	1998
Carlos A. Giraldo	48	Controller	2002

Brief biographies of directors, executive officers and key personnel of the Company

Salvador F. Cortés Gómez, Director. Degree in Industrial Engineering (Electronics Option) from Regional Technological Institute of Chihuahua, Specialization in International Commerce from the Universidad Autónoma de Chihuahua and Masters degree in Business Administration from the Sul Ross State University of Alpine, Texas, U.S.A. Between 1985 and 1991, he was General Manager at Distribuidora de Productos Diamante, S.A. de C.V., General Manager at Confecciones del Norte, S.A. de C.V., and Commercial Director of the National Marketing Division at Grupo Diamante, S.A. de C.V. From 1991 to 1997, he held a variety of executive positions at Telcel (the trade name under which Radiomóvil Dipsa, S.A. de C. V. operates), including Mexican North Region Sub-Director, Mexican North Region Director, Strategic Planning and Markets Development Director and Commercial Director. He is currently Regional Units Director for Telcel.

Carlos Cárdenas Blásquez, Director. Degree in Industrial Engineering from Universidad Iberoamericana Ciudad de México. From 1992 to 1995 he served as Promoter for the Inbursa Leasing Company, as Credit Card Service Manager and as Mortgage Loans Project Manager at Inversora Bursatil, S.A. de C.V. From 1995 to 2000, he held various management positions at Teléfonos de México, S.A. de C.V. His experience includes telecommunications operations, negotiation and acquisitions. He is currently Vice President for Latin America Operations for América Móvil.

Carlos José García-Moreno Elizondo, Director. CFO of América Móvil since January 15, 2001. He had previously served as Director General of Public Credit in the Mexican Ministry of Finance and Public Credit, where he was responsible for all external and domestic debt of the Mexican Government (1997-2000); Managing Director at SBC Warburg (now known as UBS Warburg), focusing on corporate finance in Mexico (1995-1997); and Associate Director for Financing at Petróleos Mexicanos (Pemex), directly responsible for all funding for the company (1990-1995). Mr. García Moreno majored in economics at Mexico City’s Universidad Anáhuac and received his M.A. degree at Cornell University, in Ithaca, NY, where he also undertook his Ph.D. examinations.

Luis Esteban Echavarría, Director. B.A. in Economics from Universidad de Antioquia and MBA from Boston University. From 1968 to 1970 he was a researcher at Universidad de Antioquia. From 1971 to 1978 he was Commercial Manager of Gilseguros, an insurance brokerage firm. From 1978 to 1981 he has occupied his current position as General Manager of Gilseguros. Mr. Echavarría also serves on the boards of Cadenalco, Proban, Ancel, Bedout Editores, Tierras y Ganados, Agroindustrias Colombianas and Grulla.

Alejandro Cantú Jiménez, Director. Degree in Law from Universidad Iberoamericana Ciudad de México. He has been General Counsel of América Móvil since January 1, 2001. Formerly, he worked as an associate at the law firms Mijares, Angoitia, Cortés y Fuentes, S.C. and Fried, Frank, Harris, Shriver & Jacobson.

Adrián Hernández, President and Chief Executive Officer. Degree in Public Accounting from the Universidad Autónoma de Chihuahua. Mr. Hernández started his career in the mobile telecommunications sector in August 1991, when he was appointed Administrative and Financial Manager of Telcel for Regions 1-3. From March 1994 to March 1996, he was Operations Manager for Region 3 of Telcel. From April 1996 to January 1999 he was Corporate Manager in the Area of Cellular Fraud Control. From January 1999 to February 2000, he was PCS Digital Director at Telecomunicaciones de Guatemala, S.A. (“Telgua”) in Guatemala. Telgua is a subsidiary of América Móvil. From February 2000 to August 2001 he was Under-Director of Commercial Operations for Regions 1-3 of Telcel. He joined Comcel in September 2001 in the position of Advisor to the President. In December 2001, he was appointed President of Comcel and Occel.

Lucio Muñoz, Technical Vice President. Degrees in Electrical Engineering from the Universidad del Cauca and M.S. in Systems Engineering from the Universidad Nacional de Colombia. From 1968 to 1990, he served as Planning Engineer, Director of the Transmission Planning Division and Vice President of the Planning Department of ETB. During the same period, he worked as a consultant to the International Telecommunications Union (ITU) in Honduras and Peru, and for the Asociación Andina de Telecomunicaciones (ASETA) in Ecuador. From 1990 to 1992, he worked as an independent consultant to various public and private entities, including the International Telecommunications Union, the University of the Andes and Comcel.

Gerardo Muñoz Lozano, Finance Vice President. Actuary from Anahuac University of Mexico. Degree in Operations Direction from the University of ITAM, Mexico. Mr. Muñoz worked for the Condumex Group from 1988 to 1990, where his final appointment was Corporate Finance Manager. From 1995 to 1999 he worked for Telmex in Mexico as Investor Relations Manager. From 1999 to 2000 he was the International Finance Manager for Telmex. From 2000 to 2001 he worked for Conecel as Administrative and Finance Director. He joined Comcel in September 2001 and has been appointed Finance Vice President and CFO of Comcel and Occel.

Hilda María Pardo, Legal and Human Resources Vice President and Corporate Secretary. Degree in Law and Jurisprudence from the Colegio Mayor de Nuestra Señora del Rosario. Specialized in International Law at Colegio Nuestra Señora del Rosario and participated in the Management Program at Los Andes University. From 1982 to 1989, she was Secretary General of ETB. From 1989 to 1990, she was the Manager at Serconsulta Ltda., a consulting and advisory company. From 1990 to 1991, she worked as Director of Civil Service, an entity in charge of the management of labor affairs for public employees. From 1991 to 1992, she was the Treasurer of the City of Bogotá. From 1993 to 1994, she was the Cellular Project Manager at National Cellular Services S.A. From 1995 to 1996, she worked as the Manager at Serconsulta Ltda. In 1996, she was the General Coordinator at the TRC.

Mauricio Leyva, Commercial Vice President. Degree in Business Administration from the Universidad de Los Andes, and a Masters in International Management from the University of ESEC in France. From December 1989 to January 1990, he was Central Control Room Assistant at Exxon International in Colombia. From February to July 1990, he was Reassurance Assistant at Chubb International in Bogotá. From January 1993 to April 1994, he was a Consultant at Dresdner Bank AG in Germany. From April to July 1994, he was a Consultant at ATKEARNEY (McKinsey) DEUTSCHLAND in Germany. He joined Comcel in August 1994 where he has served as Cellular Telephone Manager, Bogotá Distribution Manager, Marketing Director, Marketing Vice President and Commercial Vice President.

Carlos Augusto Giraldo, Controller. Accountant from the Universidad Jorge Tadeo Lozano. He has worked for auditing firms such as Pricewaterhousecoopers (from 1976 to 1980) and Ernst & Young (during 1989). From 1992 to 1994 he was Vice-president Controller of Caja Agraria (a Colombian financial institution). From 1995 to 1999, he was Finance and General Manager of Intertec Testing Services a British Company. During 2001 he was International Auditor and Director of Children International. Mr. Giraldo joined Comcel in March 2002.

Compensation

The aggregate compensation paid to our senior management in 2002 was approximately Ps.1.9 billion. This includes amounts paid pursuant to a bonus plan for senior management under which bonuses of 20% of annual base salary are awarded based upon the fulfillment of certain corporate and personal objectives. We did not pay any compensation to our board of directors in 2002.

Statutory Auditor

The Company, as required by the Colombian Code of Commerce (Código de Comercio), has a statutory auditor. The statutory auditor is elected for a two-year term at our General Shareholders’ Meeting. The statutory auditor may be reelected indefinitely. Pursuant to the Code of Commerce, the statutory auditor has the power to review the Company’s financial statements, its tax filings and all other related documents in order to attest to their conformity with accounting records. The statutory auditor also verifies the Company’s compliance with internal and external regulations. The statutory auditor, which has no power over the Company’s operations, is authorized to investigate and correct any irregularities, including by convening an extraordinary session of the Board of Directors or holding a General Shareholders’ Meeting. Until March 31, 2002 our statutory auditors were Deloitte & Touche. Since April 1, 2002, our statutory auditors are Ernst & Young.

Employees

As of December 31, 2002, Comcel had on its payroll 752 full-time employees and 133 temporary full-time employees, and Occel had on its payroll 299 full-time employees and 33 temporary full-time employees. None of Comcel or Occel’s employees are unionized. Management considers its current relations with our workforce to be good.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The Company’s common stock is composed of two classes of shares: class A common stock, par value one Peso per share (the “Class A Common Stock”), and class B common stock, par value one Peso per share (the “Class B Common Stock”). Class A Common Stock is held by public-sector shareholders and Class B Common Stock is held by private-sector shareholders. Both classes of shares possess equal voting rights, rights to receive dividends, rights to redemption of capital contributions, rights over the residual proceeds upon liquidation of the Company and preferential or preemptive subscription rights.

Additionally, the Company has outstanding 281,934 bond warrants (the “Bond Warrants”) exercisable until November 15, 2003. Each Bond Warrant entitles its holder to purchase 12,860 shares of Class B Common Stock, par value Ps1.00 per share, at an exercise price of U.S.$1.32 for each 1,000 shares, or 1.286 American Depositary Shares, each representing 10,000 shares of Class B Common Stock. If exercised, the Bond Warrants will entitle the holders thereof to purchase in the aggregate 3,625,671,240 shares of Class B Common Stock.

The following table sets forth information with regard to shareholders who own more than 5% of any class of Common Stock as of April 30, 2003, after giving effect to the exercise of the outstanding Bond Warrants:

Title of Class	Shareholder	Shares of Common Stock Owned	Percentage of Class	Percent of Total Common Stock(1)
Class B	América Móvil	703,696,891,769	99.98%	95.67%
Class A	Telecom	28,124,700,979	100.00%	3.82%
Total		731,821,592,748	—	99.49%

(1)	The remaining 0.51% represents shares held by local telephone companies and Social Solidarity Sector organizations and shares of Class B Common Stock issuable upon exercise of the Bond Warrants.

In addition, Comcel issued warrants on December 23, 1998 (the “Warrants”), that expire on December 31, 2011, and became exercisable on January 1, 2001. The outstanding Warrants are exercisable for up to 22,869,469,605 shares of Class B Common Stock. The Warrants are exercisable between January 1, 2001 and December 13, 2011 at an exercise price of one Colombian Peso per share of Class B Common Stock issued on the exercise date. The exercise price may be paid in cash or other property, including a reduction in the number of shares of Class B Common Stock of Comcel to which the exercising holder is entitled. In addition, the Warrants are subject to adjustment upon the occurrence of certain events in order to prevent dilution. On November 20, 2002, 21,450,929,663 shares of Comcel’s Class B Common Stock were issued as a result of the exercise of the Warrants, which had no impact on the value of total issued capital.

Pursuant to the requirements of the Comcel Concession, the Company must maintain its status as a mixed economy company, which means that it must continue to have at least one public-sector shareholder holding one share. In addition the Comcel Concession requires that one of the shareholders be registered as a telecommunications “operator” meeting certain requirements. The Company’s existing public-sector shareholders, who currently own 3.82% (before exercise of the Bond Warrants and the other Warrants) of the Company’s Common Stock, are registered with the Ministry of Communications as “operators” under the Concession Agreement. The Company’s Corporate Bylaws prohibit the public-sector shareholders from increasing their participation over 49%. The Company’s Class B Common Stock is freely transferable.

Related Party Transactions

We have and will likely continue to have a variety of contractual relationships, such as financing support, with América Móvil and its affiliates. See “Liquidity and Capital Resources” under Item 5.

In October 1998 and March 2003, Comcel entered into management agreements with Occel and Celcaribe, respectively, pursuant to which Comcel provides the subsidiaries with a variety of management services. In March 2002, Comcel and Occel entered into a management agreement with Telgua pursuant to which Comcel and Occel provide technical, operational and administrative assistance to Telgua.

ITEM 8: FINANCIAL INFORMATION

See Pages F-1 to F-59.

Dividends

We did not pay or declare any dividends during 2002 or 2001.

Legal Proceedings

The Company is involved in litigation from time to time in the ordinary course of its business. In management’s opinion, the litigation in which the Company is currently involved, individually and in the aggregate, and except as set forth below, is not material to the Company’s financial condition, results of operations or cash flows.

The Colombian tax authorities have demanded that Comcel and Occel pay additional value-added taxes arising from cellular activation fees in 1995 and 1996. Comcel and Occel have challenged these claims before the corresponding administrative authorities. The administrative authorities have reviewed several of the bi-monthly tax periods in question and have decided all of them in favor of Comcel and Occel. The amount claimed by the tax authorities (including fines and interest) relating to the tax periods for which challenges were still pending as of December 31, 2002 totaled approximately Colombian Ps.19.6 billion for Comcel and Ps.2.7 billion for Occel. In the opinion of its management, Comcel and Occel have approximately filed and paid the value-added tax for all of the periods in question and has made no provisions in its financial statements as of December 31, 2002 against these proceedings.

In March 2000, the Colombian Superintendencia de Industria y Comercio (SIC) issued Resolution No. 4954, requiring Comcel to pay a fine of Colombian Ps.520 million for alleged anti-competitive behavior. In addition to this administrative fine, the SIC ordered Comcel to pay damages to other long distance operators. The long distance operators estimated their damages to be US$70 million. Comcel requested an administrative review of the damages decision, which was denied in June 2000. Comcel appealed and the appeal was rejected in November 2000. Comcel resubmitted the appeal in February 2001.

Comcel also filed a special action in court challenging the denial of the administrative review. Following a series of court proceedings, a Colombian appeals court in June 2002 ordered that Comcel’s February 2001 appeal be granted and that the administrative decision against Comcel be reviewed. After additional proceedings, the Consejo Superior de la Judicatura ratified this decision. As a result, an appeals court is currently reviewing the merits of the decision regarding Comcel’s alleged anti-competitive behavior.

In May 2003, the Colombian Securities Commission (Superintendencia de Valores de Colombia) asserted that Comcel has not supported the carrying value of the goodwill resulting from the acquisition of Occel. In the opinion of management, Comcel has appropriately accounted for goodwill in connection with the purchase of its interest in Occel. The Company has responded to the Securities Commission’s letter and is awaiting a response, which is expected during the second half of 2003. See note 6 to our consolidated financial statements.

ITEM 10: ADDITIONAL INFORMATION

By-laws

Incorporated by reference to Comcel’s prospectus, dated November 18, 1997, filed with the SEC on November 18, 1997 pursuant to Rule 424(b)(3).

Certain Contracts

Comcel, Occel and Celcaribe have entered into concession agreements with the Colombian Ministry of Communications. See “Item 4: Business Description—Regulation”.

Exchange Controls

The current legal and regulatory framework for foreign exchange in Colombia is governed principally by Law 9 of 1991 and Resolution 21 of 1993 promulgated by the Board of Directors of the Central Bank. This framework liberalized the restrictive foreign exchange regime formerly in effect in Colombia.

Resolution 21 establishes two distinct foreign exchange markets: (i) the formal foreign exchange market, which is conducted through authorized financial intermediaries (each, an “Authorized Intermediary”) and is subject to procedures established by Resolution 21, as amended, requiring certain specified transactions to be carried out through such market, and (ii) the free market, which is available for all transactions not required to be conducted on the foreign exchange market, including the exchange of foreign currency relating to professional services, donations and sales of goods and services to tourists.

Transactions conducted through the foreign exchange market are conducted at market rates freely negotiated by persons with Authorized Intermediaries. To carry out an exchange transaction, an exchange declaration (declaración de cambio) must be prepared and filed with an Authorized Intermediary. Conversion from Pesos to Dollars for payments of principal and interest on the Company’s 14 1/8% Senior Deferred Coupon Bonds due 2005 are required to be made on the foreign exchange market through an Authorized Intermediary.

Indebtedness incurred in a foreign currency is required to be registered with the Central Bank, making reference to the relevant agreement and its terms.

Documents on Display

We file reports, including annual reports on Form 20-F, and other information with the Securities and Exchange Commission pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its public reference rooms in Washington, D.C., at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. As a foreign private issuer, we were not required to make filings with the SEC by electronic means prior to November 4, 2002, although we were permitted to do so. Any filings we make electronically will be available to the public over the Internet at the SEC’s web site at http://www.sec.gov.

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company operates in Colombia, an emerging market country. The Company is exposed to market risk, which is the potential risk of loss in fair values, cash flows or earnings due to changes in interest rates and foreign currency rates (primarily the Peso/Dollar exchange rate), as a result of its holdings of financial instrument positions. The Company’s financial instruments include short-term and long-term debt securities. The Company does not maintain a trading portfolio. The Company’s borrowings are primarily denominated in Dollars. The Company manages its foreign currency exchange rate risk by holding forward contracts and through increases in its prices and tariffs charged to customers based on the previous year’s inflation rate and the size of the Peso’s devaluation relative to the Dollar. In 2002, the rate of inflation was down to 6.99%, as compared with 7.65% in 2001. In addition, to manage exposure to foreign exchange rates, the company creates offsetting positions through the use of foreign exchange swaps. The company enters into foreign exchange swaps to hedge its Dollar-denominated debt. The company does not use financial instruments for trading or speculative purposes.

Until September 25, 1999, the Colombian Central Bank utilized a floating exchange rate system whereby the Peso was allowed to float freely within a defined range relative to the Dollar. The Central Bank intervened by selling or buying Dollars, among other practices, in order to maintain the Peso/Dollar exchange rate within this range, while the Peso was allowed to depreciate over time to meet annual devaluation targets. Since September 25, 1999, the exchange rate band has been eliminated, allowing the Peso to float freely according to the supply and demand of the foreign currency. The Peso devaluation during 2002 was 25.0%, as compared to a Peso devaluation of 2.8% during 2001.

Market Risk Measurement

The Company measures its market risk related to its holdings of financial instruments based on changes in interest rates and foreign currency rates utilizing a sensitivity analysis. The sensitivity analysis measures the potential loss in earnings based on a hypothetical change (increase and decrease) in interest rates and a decline in the Peso/Dollar exchange rate. The Company used market rates as of December 31, 2002 on its financial instruments to perform the sensitivity analysis. The Company believes that these potential changes in market rates are reasonably possible in the near term (one year or less). Based upon the Company’s analysis of the impact of a 100 basis point change in interest rates and a 200 basis point decline in the Peso/Dollar exchange rate, the Company has determined that such changes would have a material effect on the Company’s earnings. The sections below describe the exposure to interest rates and currency rates including the impact of changes in these rates on the Company’s earnings.

Interest Rate Exposure

The Company’s primary interest rate exposure relates to its short-term and long-term debt. The Company utilizes a combination of floating rate debt and fixed rate debt. The floating rate debt is exposed to changes in interest expense and cash flows from changes in LIBOR, while the fixed rate debt is mostly exposed to changes in fair value from changes in medium-term interest rates. An immediate 100 basis point change in the interest rates would cause the Company’s earnings over a one-year time horizon to decrease by U.S.$4.7 million before taxes.

Currency Rate Exposure

The Company’s primary foreign currency exchange rate exposure relates to its debt instruments. The Company’s principal currency exposure is to changes in the Peso/Dollar exchange rate. A 200 basis point decline in the Peso/Dollar exchange rate would result in a decrease in the Company’s earnings before taxes of U.S.$20 million, under U.S. GAAP.

ITEM 15: CONTROLS AND PROCEDURES

Within the 90 days prior to the date of this annual report, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based upon and as of the date of that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in all material respects to ensure that information required to be disclosed in the reports we file and submit under the U.S. Securities Exchange Act of 1934 is recorded, processed, summarized and reported as and when required. There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of such evaluation.

PART III

ITEM 18: FINANCIAL STATEMENTS

See pages F-1 through F-59.

ITEM 19: EXHIBITS

Documents filed as exhibits to this annual report:

12.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code).

12.2	Consent of Ernst & Young Audit Ltda.

12.3	Consent of Deloitte & Touche.

Report of Independent Auditors

Board of Directors and Shareholders

    Comunicación Celular S.A.

We have audited the accompanying consolidated balance sheet of Comunicación Celular S.A. as of December 31, 2002, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Colombia and in the Unites States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the consolidated financial position of Comunicación Celular S.A. as of December 31, 2002, the consolidated results of its operations, the consolidated changes in its shareholders’ equity and its consolidated cash flows for the year then ended in accordance with accounting principles generally accepted in Colombia, which differ in certain significant respects from those followed in the United States of America (see Note 24).

/s/ Ernst & Young Audit Ltda

ERNST & YOUNG AUDIT LTDA February 27, 2003 Bogotá, Colombia

Report of Independent Auditors

Board of Directors and Shareholders

Comunicación Celular S.A.

We have audited the accompanying consolidated balance sheets of Comunicación Celular S.A., as of December 31, 2000 and 2001, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the years ended December 31, 2000 and 2001 (all expressed in constant Colombian pesos of December 31, 2001 purchasing power). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Colombia and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Comunicación Celular S.A. as of December 31, 2000 and 2001, and the results of its operations, changes in shareholders’ equity, and cash flows for the years ended December 31, 2000 and 2001 in conformity with accounting principles generally accepted in Colombia.

Accounting principles generally accepted in Colombia vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of shareholder’s equity at December 31, 2000 and 2001, and the determination of net loss for the years then ended to the extent summarized in Note 24.

Our audit also included the translation of Colombian pesos into U.S. dollar amounts and, in our opinion, such translations have been made in conformity with the basis stated in Note 1. The translation of the financial statement amounts into U.S. dollars and the translation of the financial statements into English have been made solely for the convenience of readers.

/s/ Deloitte & Touche Ltda.

DELOITTE & TOUCHE Bogotá, Colombia

March 31, 2002, except for the restatement to constant pesos as of December 31, 2002, as to which the date is June 27, 2003.

COMUNICACIÓN CELULAR S.A.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2001		2002		2002
	Millions of Colombian pesos of December 31, 2002 purchasing power (Note 1)				Thousands of U.S. dollars (convenience translation) (Note 1)
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Note 2)	Ps	18,668	Ps	42,001	US$	14,661
Accounts receivable, net (Note 3)		170,623		196,969		68,755
Inventories (Note 4)		55,030		102,684		35,843
Prepaid expenses		2,326		3,560		1,243

Total current assets		246,647		345,214		120,502

LONG-TERM ACCOUNTS RECEIVABLE		2,053		2,549		890
PROPERTY, PLANT AND EQUIPMENT, NET (Note 5)		647,804		753,906		263,163
GOODWILL, NET (Note 6)		569,080		538,062		187,819
INTANGIBLE ASSETS, NET (Note 7)		1,008,166		925,843		323,180
DEFERRED CHARGES, NET (Note 8)		275,851		414,453		144,672
OTHER ASSETS		16,304		16,118		5,626
VALUATION OF ASSETS (Note 9)		219,552		225,718		78,790

TOTAL ASSETS	Ps	2,985,457	Ps	3,221,863	US$	1,124,642

MEMORANDUM ACCOUNTS (Note 17)	Ps	979,460	Ps	2,521,403	US$	880,135

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Notes payable to banks (Note 10)	Ps	80,663	Ps	1,100,535	US$	384,159
Long-term debt due within one year (Note 11)		317,546		2,088		729
Accounts payable (Note 12)		116,239		152,745		53,318
Income tax and other taxes		10,125		19,516		6,812
Payroll and vacation pay		2,937		3,119		1,089
Accrued expenses (Note 15)		134,720		122,622		42,803
Other liabilities		36,265		39,115		13,654

Total current liabilities		698,495		1,439,740		502,564
LONG-TERM DEBT (Note 11)		1,199,228		2,441		852
LONG-TERM OTHER LIABILITIES (Note 13)		132,097		—		—
MINORITY INTEREST		—		290,150		101,281

TOTAL LIABILITIES		2,029,820		1,732,331		604,697

SHAREHOLDERS’ EQUITY (Note 16)
Common stock		425,136		731,938		255,494
Additional paid-in capital		800,378		1,245,628		434,806
Warrants		290,474		—		—
Equity earnings in subsidiary		45,435		111,101		38,782
Reserves		7,167		7,167		2,502
Revaluation of shareholders’ equity		443,356		408,809		142,701
Retaines earnings (deficit)		(1,169,200)		(1,141,204)		(398,355)
Valuation surplus		112,891		126,093		44,015

TOTAL SHAREHOLDERS’ EQUITY		955,637		1,489,532		519,945

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	Ps	2,985,457	Ps	3,221,863	US$	1,124,642

MEMORANDUM ACCOUNTS (Note 17)	Ps	979,460	Ps	2,521,403	US$	880,135

See notes to financial statements.

COMUNICACIÓN CELULAR S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,
	2000		2001		2002		2002
	Millions of Colombian pesos, except per share amounts, of December 31, 2002 purchasing power (Note 1)						Thousands of U.S. dollars (convenience translation) (Note 1)
REVENUES:
Service revenues	Ps	343,742	Ps	435,928	Ps	719,433	US$	251,129
Interconection		145,990		179,257		211,877		73,959
Equipment sales		36,014		90,644		67,386		23,522

Total Revenues		525,746		705,829		998,696		348,610

COST OF REVENUES:
Cost of telecommunications services		110,819		120,701		160,208		55,923
Interconection		5,725		7,367		8,655		3,021
Amortization		13,342		22,401		80,167		27,984
Cost of equipment sold		50,880		244,402		241,148		84,176

Total Cost of Revenues		180,766		394,871		490,178		171,104

GROSS PROFIT		344,980		310,958		508,518		177,506

OPERATING EXPENSES:
Selling		81,154		122,926		152,327		53,172
Administrative		122,863		109,528		98,887		34,518
Technology		42,273		43,750		43,003		15,011
Amortization of goodwill		42,528		44,408		46,509		16,235
Depreciation—(Includes Ps.63,628, Ps.69,737 and Ps.91,170 for the years ended December 31 2000, 2001 and 2002, respectively not included in cost of sales).		73,023		76,909		99,797		34,836

Total Operating Expenses		361,841		397,521		440,523		153,772

OPERATING INCOME (LOSS)		(16,861)		(86,563)		67,995		23,734

OTHER INCOME (EXPENSE):
Interest, net		(271,826)		(231,542)		(73,300)		(25,586)
Financing expenses		(31,396)		(29,562)		(69,937)		(24,413)
Foreign exchange loss, net		(77,333)		(97,711)		(32,666)		(11,402)
Other (Note 19)		(20,724)		(5,849)		16,600		5,794

Total Other Expense		(401,279)		(364,664)		(159,303)		(55,607)

NET MONETARY CORRECTION (Note 20 )		148,251		116,418		44,559		15,554

LOSS BEFORE INCOME TAX		(269,889)		(334,809)		(46,749)		(16,319)
INCOME TAX		(11,138)		(15,688)		(14,604)		(5,098)
MINORITY INTEREST		15,364		18,868		12,645		4,414

NET LOSS FOR THE YEAR	Ps	(265,663)	Ps	(331,629)	Ps	(48,708)	US$	(17,003)

NET LOSS PER SHARE	Ps	(1.12)	Ps	(0.88)	Ps	(0.07)

WEIGHTED AVG. NUMBER OF SHARES OUTSTANDING (in millions)		237,796		378,324		731,938

See notes to financial statements.

COMUNICACIÓN CELULAR S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Millions of Colombian pesos of

December 31, 2002

Purchasing power

(Note 1)

	Common Stock		Additional Paid-in Capital		Warrants		Inflation Effect on equity in Subsidiary		Reserves		Revaluation of shareholders' equity		Retained Earnings (deficit)		Valuation Surplus		Total shareholders' equity
Balance, at December 31, 1999	Ps	218,960	Ps	235,229	Ps	290,474	Ps	12,879	Ps	7,167	Ps	458,555	Ps	(692,916)	Ps	77,316	Ps	607,664
Issue of shares		90,025		243,548		—		—		—		—		—		—		333,573
Effects of constant peso restatement		—		—		—		—		—		6,090		55,929		—		62,019
Proportional investment		—		—		—		28,918		—		—		—		—		28,918
Valuation surplus		—		—		—		—		—		—		—		25,759		25,759
Net loss		—		—		—		—		—				(265,663)		—		(265,663)

Balance, at December 31, 2000		308,985		478,777		290,474		41,797		7,167		464,645		(902,650)		103,075		792,270
Issue of shares		116,151		321,601		—		—		—		—		—		—		437,752
Effects of constant peso restatement		—		—		—		—		—		(21,289)		65,079		—		43,790
Proportional investment		—		—		—		3,638		—		—		—		—		3,638
Surplus		—		—		—		—		—		—		—		9,816		9,816
Net loss		—		—		—		—		—				(331,629)		—		(331,629)

Balance, at December 31, 2001		425,136		800,378		290,474		45,435		7,167		443,356		(1,169,200)		112,891		955,637
Issue of shares		285,351		176,227		—		—		—		—		—		—		461,578
Warrants transaction		21,451		269,023		(290,474)
Effects of constant peso restatement		—		—		—		—		—		(34,547)		76,704		—		42,157
Proportional investment		—		—		—		65,666		—		—		—		—		65,666
Surplus		—		—		—		—		—		—		—		13,202		13,202
Net loss		—		—		—		—		—				(48,708)		—		(48,708)

Balance, at December 31, 2002	Ps	731,938	Ps	1,245,628	Ps	—	Ps	111,101	Ps	7,167	Ps	408,809	Ps	(1,141,204)	Ps	126,093	Ps	1,489,532

See notes to financial statements.

COMUNICACIÓN CELULAR S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2000		2001		2002		2002
	Millions of Colombian pesos of December 31, 2002 purchasing power (Note 1)						Thousands of U.S dollars (convenience translation) (Note 1)
OPERATING ACTIVITIES:
Net loss	Ps	(265,663)	Ps	(331,629)	Ps	(48,708)	US$	(17,003)
Adjustments to reconcile net loss to net cash provided by (used in operating activities:
Depreciation		73,023		76,909		99,797		34,836
Amortization of concession		13,342		22,401		80,167		27,984
Amortization of deferred charges		71,097		89,581		225,077		78,567
Amortization of goods held by third parties		2,651		1,355		1,000		348
Amortization of Goodwill		42,528		44,408		46,509		16,235
Net monetary correction		(148,251)		(116,418)		(44,559)		(15,554)
Unrealized foreign exchange loss		56,715		97,231		(157,599)		(55,012)
Valuation allowance and adjustments of fixed assets		16,677		(1,975)		8,110		2,831
Minority interest		(15,364)		(18,868)		(12,645)		(4,414)
Accrued interest on bonds		125,242		12,678		—		—
Changes in operating assets and liabilities:
Accounts receivable, net		15,035		(10,574)		(167,150)		(58,346)
Inventories, net		(24,310)		(8,573)		(51,264)		(17,895)
Prepaid expenses and other assets		2,506		(1,841)		(2,426)		(847)
Accounts payable		(21,903)		35,005		76,581		26,732
Income tax and other taxes		(7,848)		3,107		10,055		3,510
Payroll and vacation pay		329		(17)		375		131
Accrued expenses		39,734		41,766		(3,261)		(1,138)
Other liabilities		(3,060)		24,023		102,334		35,721

Net cash provided by (used in) operating activities		(27,520)		(41,431)		162,393		56,686

FINANCING ACTIVITIES:
Increase (decrease) in short-term debt net of repayments		54,770		(74,359)		813,154		283,844
Payment of long-term debt		(365,218)		(295,321)		(1,410,493)		(492,355)
Issuance of long-term debt		117,878		22,537		1,260		440
Issuance of common stock		394,383		443,436		810,870		283,047
Advances for future subscriptions of shares		—		132,096		(123,432)		(43,086)

Net cash provided by (used in) financing activities		201,813		228,389		91,359		31,890

INVESTING ACTIVITIES:
Acquisition of property, plant and equipment		(91,119)		(152,977)		(212,683)		(74,240)
Decrease (increase) in advances to contractors		(2,866)		127		(630)		(220)
Acquisition of subsidiary, net of cash acquired		12,033		(12,203)		(4,375)		(1,527)
Addition of deferred charges		(66,223)		(28,961)		(11,506)		(4,016)

Net cash used in investing activities		(148,175)		(194,014)		(229,194)		(80,004)

Effect of constant peso restatement		(409)		(1,999)		(1,225)		(428)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		25,709		(9,055)		23,333		8,145
CASH AND CASH EQUIVALENTS:
At the beginning of the year		2,014		27,723		18,668		6,516

At the end of the year	Ps	27,723	Ps	18,668	Ps	42,001	US$	14,661

See notes to financial statements.

COMUNICACIÓN CELULAR S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

1.	OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations—Comunicación Celular S.A. (“Comcel” or the “Company”) is a domestic mixed economy company (owned by public and private sector shareholders) established under public indenture deed No. 588 dated February 14, 1992, at Notary 15 of Santa Fe de Bogotá. The Company provides cellular telecommunication services in the eastern and western regions of Colombia, pursuant to concessions awarded by the Ministry of Communications (the “Concessions”). The Company commenced operations on July 1, 1994, and as of December 31, 1999, 2000, 2001 and 2002, had subscribers aggregating 750,505, 1,029,758, 1,884,553 and 2,821,510, respectively (subscribers corresponds to Comcel consolidated).

Convenience translation—For the convenience of the reader, the financial statements of the Company contain translations of certain Colombian peso amounts into U.S. dollars, as a matter of mathematical computation only, at the December 31, 2002 exchange rate of 2,864.79 Colombian pesos per U.S. dollar, the rate reported by the Central Bank. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at this or any other rate.

Significant accounting policies—The accounting records are maintained in accordance with Colombian generally accepted accounting principles (“Colombian GAAP”); the most significant of which are summarized below:

Inflation accounting—Financial statements are adjusted for the effects of inflation on the basis of changes in the Colombian PAAG index (middle-income Consumer Price Index with a one-month lag as established by the National Administrative Statistics Department). During 1998 this index was applied to non-monetary assets and liabilities, shareholders’ equity and revenue and expense accounts. For subsequent years, a law eliminated the inflation adjustment for inventories and revenue and expense accounts for book and tax purposes. Monetary balances are not adjusted because they reflect purchasing power of the currency at the date of the balance sheet. Foreign currency balances are not adjusted since they are translated into Colombian pesos at the date of the balance sheet and consequently reflect the purchasing power of the currency on that date.

The resulting net gain or loss from exposure to inflation is reflected as “Net Monetary Correction” in the statements of operations. Accordingly, the “Net Monetary Correction” reflected in the statements of operations of the Company is the result of netting or offsetting the following items:

•	A credit for inflation affecting non-monetary assets; and

•	A charge for inflation affecting shareholders’ equity.

COMUNICACIÓN CELULAR S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

1.	OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Unless expressly stated otherwise, the financial information included in the accompanying financial statements and notes thereto for all periods presented has been restated into constant Colombian pesos as of December 31, 2002 in order to express all financial information in purchasing power as of that date. The rate of inflation and the constant peso factor as measured by the PAAG index applied to the Company’s nominal financial statement data for each period is as follows:

	Rate of inflation for the period	PAAG constant peso factor
Year ended December 31, 2000	8.78	1.1534
Year ended December 31, 2001	7.77	1.0702
Year ended December 31, 2002	7.02	1.0000

Acquisition of Subsidiaries and Principles of Consolidation—

In March 1998, Bolivar, a subsidiary of BCI, bought from independent third party shareholders 58.99% of Occel. Subsequently on December 23, 1998, Comcel acquired 100% of the shares of Bolivar Limited (“Bolivar”), holder of 58.99% of the shares of Occidente y Caribe Celular S.A. (“Occel”), from certain wholly owned indirect subsidiaries of Bell Canada International, Inc. (“BCI”). As of the date of acquisition, BCI held 53.42% of the outstanding commons shares of Comcel. The aggregate purchase price was US$355,000 consisting of (i) US$157,000 in cash and (ii) warrants to purchase 22,869 million shares of Comcel Class B common stock. The assets acquired and liabilities assumed were recorded at the same amounts recorded by Bolivar, which approximated their fair values as of December 23, 1998. The excess of the purchase price over the book value of net assets of Ps100,098 (US$68,231) was recorded as goodwill. Goodwill represents the excess of fair value over cost of the net assets of acquired subsidiaries and affiliates. The goodwill is amortized using the straight-line method through March 2014, the date of the termination of Occel’s concession.

BLANK SPACE

COMUNICACIÓN CELULAR S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

1.	OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In December 2000, Bolivar was in process to be liquidated, and Bolivar’s equity interest in Occel was transferred to Comcel, representing 58.99% or 56,610,702 Occel’s shares. As a result of this transaction and the equity contributions in 2000 and 2001, Comcel’s direct interest in Occel increased to 81.06% (78.02% on a fully diluted basis). For the year 2002, Comcel’s direct interest in Occel decreased to 36.91% (36.65% on a fully diluted basis), due to América Movil direct capitalization in Occel.

Basis of presentation —The consolidated financial statements include Comunicación Celular S.A. and its subsidiary Occidente y Caribe Celular S.A. All significant intercompany accounts and transactions have been eliminated in consolidation.

Materiality Criterion—An economic fact is material when, due to its nature or quantity, its knowledge or ignorance, considering the circumstances that surround it, can significantly alter the economic decisions of the information users. Therefore, when preparing the financial statements, the disaggregation of accounts was performed according to the established in the legal regulations, and by default, those that represent 5% or more of total assets, the current assets, the total liabilities, the current liabilities, the working capital, the shareholder’s equity and revenues. Lower values are described when it is considered that they can contribute to a better interpretation of the financial information.

Cash and cash equivalents—Cash and cash equivalents include short-term investments recorded at cost, which approximates market value, and have maturities of three months or less at the time of purchase.

Accounts receivable—The Company records an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Company’s estimate is based on historical collection experience and a review of the current status of trade accounts receivable. The Company’s estimate of the allowance for doubtful accounts may be susceptible to change in the near term.

Prepaid expenses—Prepaid expenses include advance payments for insurance and technical service contracts that are amortized according to the terms of the insurance policy or the contract.

Inventories—Inventories, which include cellular telephones and accessories, are carried at the lower of weighted average cost or market. Cost of goods in transit includes the specific invoice cost plus all related expenses.

COMUNICACIÓN CELULAR S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

1.	OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property, plant and equipment—Property, plant and equipment are recorded at cost, adjusted for inflation, and depreciated using the straight-line method over their estimated useful lives using the following annual depreciation rates; buildings, 5%; cellular network, 10%; data processing equipment, 20%; machinery and equipment, 10%; office equipment, 10%; vehicles, 20%. The expenses of repair and maintenance are charged to results, as soon as they are incurred.

Deferred charges—Deferred charges include registered expenses corresponding to goods and services received, which are amortized in the term of duration of the specific project. Beginning January 2000, foreign exchange gains and losses on the long-term financial obligations are also included. Foreign exchange differences are amortized for the life of the Concession, in accordance with Colombian GAAP.

Intangible assets—Intangible assets consist of costs, adjusted for inflation, directly related to the acquisition and renewal of the Concession. For the year 2001, as required by certain financial covenants, the Company used as its amortization method the reverse-sum-of-the-digits method. During 2002, the Concession was amortized using the straight-line method. In accordance with Colombian GAAP, such changes are being applied prospectively. These changes resulted in an increased expense of Ps.50,488 in 2002.

Foreign currency transactions—Foreign currency transactions and balances denominated in a currency other than Colombian pesos are translated into Colombian pesos at market rates certified by the Central Bank. Foreign currency exchange gains and losses resulting from fluctuations in exchange rates between the date the transactions are first recorded to the date of settlement or valuation and at the end of the period are charged to other expense, except for exchange gains and losses related to: a) liabilities incurred for the purchase of equipment and inventory, which are capitalized as part of the cost of such assets, until they are put into use or become available for sale, and b) long-term debt, which are capitalized as a component of deferred charges and amortized over the period of the concession. See additional note in accounting changes below.

Revenue recognition—The Company’s revenues includes: usage charges, monthly rent, incoming interconnection, long-distance charges, proceeds from sales of handsets and accesories and charges for other services.

Revenues are generally recognized at the time services are provided. Those services are either under prepaid plans (calling cards) or under contract (post-payment). In both cases, airtime sales revenues are recognized as a customer uses the airtime or when the card expires in the case of prepayments.

COMUNICACIÓN CELULAR S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

1.	OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Basic monthly rent is billed one month in advance and recognized as revenues in the month the service is provided. Revenues from interconnections, which consists of calls of others carriers that enter the Company’s own cellular network (incoming interconnections), are recognized at the time the service is provided. Such services are billed based on rates previously agreed with other carriers, which are regulated by the respective authorities.

Sales of handsets and accessories, which for the most part are made to authorized distributors, are recorded as revenue upon shipment, provided that there are no outstanding Company obligations and the collection of the resulting receivable is deemed probable by management. The cost of telephone equipment delivered to customers under non-prepaid plans is charged to income at the time the respective agreements are signed.

Revenues from other services are recognized as the services are rendered.

Royalty expenses—The Company was granted the use of a Concession in consideration of a one-time up-front payment plus quarterly royalty payments to the Ministry of Communications. The royalty payments are accounted for as costs of telecommunications services.

Distribution expenses—Comcel pays certain up-front commissions to distributors and also shares certain merchandising and advertising cost with distributors. These amounts are inmediately accounted for as expenses. Comcel also pays a commission on the sale of prepaid calling cards. This commission is expensed when the card is sold by the distributor.

Advances for future capitalizations—This account is comprised of the amounts received in advance from the shareholders to acquire shares once the rules of the placement is approved by the Board of Directors, recorded initially as a liability.

Labor Obligations—Labor laws require the payment of deferred compensation to certain employees on the date of their retirement from the Company. The amount that each employee receives depends on the date of entrance, the hiring modality and the pay. In addition, in certain cases, annual interest of 12% is recognized on the accumulated amounts in favor of each employee. In case of non-justified retirement, the employee may have right to receive additional payments that vary, in respect of the time of service and wage. Liabilities for these obligations are accounted under presumption of optional retirement.

The Company periodically contributes to the several severance funds and to Integral social security: health, professional risks and pensions, to the respective private funds or to Colombian Instituto de Seguros Sociales ISS.

COMUNICACIÓN CELULAR S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

1.	OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income tax—The Company provides for income tax based on an assumed taxable income (equivalent to the higher of 1.5% of total assets or 6% of shareholders’ equity at the prior year-end) due to losses incurred by the Company. The Company has not recorded any deferred tax benefits due to the uncertainty of such amounts being realized.

Net loss per share—Net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during each period presented.

Valuation of assets—Property, plant and equipment are appraised at least every three years. The excess of the appraised value over the carrying value of the assets is reported as an asset with a related direct addition to shareholders’ equity. This asset increment is not subject to depreciation because of the periodic appraisal process. If the appraised value is less than the carrying value of the assets, the difference is reported as an expense in the statement of operations.

Accounting estimates—The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Capital leases—Capital lease agreements entered into prior to December 31, 1995 are treated as operating leases with lease payments charged to expense. Capital lease agreements entered into as of January 1, 1996 are accounted for as acquisitions of property, plant and equipment with a corresponding liability recorded. The asset is adjusted for inflation and depreciated. Lease payments are recorded as interest and payment of the liability.

Derivative instruments and hedging activities

To manage exposure to foreign exchange rates, the company creates offsetting positions through the use of foreign exchange swaps. The company enters into foreign exchange swaps to hedge its US dollar denominated debt. The company does not use financial instruments for trading or speculative purposes. The Company records derivatives on the balance sheet, at their fair value, as an offset to the underlying hedged account.

COMUNICACIÓN CELULAR S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

1.	OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of accounts receivable from customers and distributors. Concentrations of credit risk with respect to such receivables are limited due to the large number of customers constituting the Company’s customer base. However, the Company’s customers are concentrated in Colombia and the ability of the customers to pay the receivables depends, in part, upon the general condition of the Colombian economy. Generally, the Company does not require collateral or other security to support receivables.

Accounting Changes:

The following are the changes made during 2001:

* Amortization of handset subsidy—Historically, the Company amortized deferred handset subsidies on a straight-line basis over twelve months. Effective January 1, 2000, the Company changed its policy whereby handset subsidies are amortized on a straight-line basis over twenty-four months as the Company believed that using twenty-four month periods reflected more appropriately the timing of the recovered benefit to be received from the equipment sold.

Beginning January 1, 2001, the Company began expensing the total cost of handsets as such items are sold. The impact of this change was an increase to cost of revenues during 2001 of Ps96,502.

* Income recognition—In December 2001, the Company began recording the Tarjeta Amigo income resulting from sales of prepaid phone cards based on the airtime effectively consumed or upon card expiration. Previously, income was recognized at the time of sale. The impact of this change was to decrease net income in 2001 by Ps. 29,936.

The following is the change made during 2002:

* Amortization of Concession. Since January 1, 2002, the company changed the intangible asset amortization method, of reverse-sum-of-the-digits that it applied until December 31, 2001, to the straight-line method. This amortization extends until March, 2014. The impact as a result of the change is an increase in the expense of Ps50,488 for the year 2002.

COMUNICACIÓN CELULAR S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

2.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents are comprised of the following:

	December 31,
	2001		2002
Cash	Ps	587	Ps	10,099
Deposits foreign banks		672		14,553
Deposits national banks		17,409		17,349

Total	Ps	18,668	Ps	42,001

BLANK SPACE

COMUNICACIÓN CELULAR S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

3.	ACCOUNTS RECEIVABLE, NET

Accounts receivable are comprised of the following:

	December 31,
	2001		2002
Current accounts receivable:
Customers	Ps	73,065	Ps	94,040
Commercial accounts		37,603		28,070
Related parties (Note 14)		52,979		58,101
Advances		2,467		7,617
Employees		406		343
Taxes receivable		12,902		23,810
Other		5,342		2,197

Sub-total	Ps	184,764	Ps	214,178
Allowance for doubtful accounts		(14,141)		(17,209)

Accounts receivable, net	Ps	170,623	Ps	196,969

A reconciliation of the allowance for doubtful accounts for 2000, 2001 and 2002 is as follows:

	December 31,
	2000		2001		2002
Balance at beginning of year	Ps	(7,262)	Ps	(8,200)	Ps	(14,141)
Effect of constant peso restatement		1,222		590		928
Provisions during year		(40,047)		(40,674)		(23,055)
Write-offs		57,176		48,350		28,386
Recoveries		(19,291)		(14,207)		(9,327)

Balance at end of year	Ps	(8,200)	Ps	(14,141)	Ps	(17,209)

BLANK SPACE

COMUNICACIÓN CELULAR S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

4.	INVENTORIES

Inventories are comprised of the following:

	December 31,
	2001		2002
Handsets	Ps	43,405	Ps	68,161
Accessories		882		9,139
Prepaid cards		603		289
Dispenser machines & merchandising		514		275
Materials and spare parts		2,683		500
Goods in transit		6,943		24,320

Total Inventory		55,030		102,684

COMUNICACIÓN CELULAR S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

5.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are comprised of the following:

	December 31,
	2001		2002
Land	Ps	11,834	Ps	11,835
Building and facilities		22,085		21,965
Machinery and equipment		5,368		7,518
Office equipment		9,216		5,607
Data processing equipment		44,820		29,908
Cellular network		850,959		1,084,610
Vehicles		4,171		3,007
Construction in progress (network)		60,787		52,148
Other		2,039		1,512
Cellular network in transit		24,578		7,407

Sub-total	Ps	1,035,857	Ps	1,225,517
Less: accumulated depreciation		(388,053)		(471,611)

Property, plant and equipment, net	Ps	647,804	Ps	753,906

Some of the assets are pledged as collateral to secure loans, see note 12 for details.

6.	GOODWILL

Goodwill for Comcel Consolidated after eliminations is comprised as follow:

	December 31,
	2000		2001		2002
Acquired goodwill	Ps	703,975	Ps	641,851	Ps	661,297
Less: accumulated amortization		(70,442)		(72,771)		(123,235)

Goodwill, net	Ps	633,534	Ps	569,080	Ps	538,062

COMUNICACIÓN CELULAR S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

Acquired Goodwill—Represents the additional paid value over book value of the net assets from the acquired subsidiary (Occel S.A.). This excess of purchase price is amortized until March 2014, the date of the termination of Occel’s concession.

7.	INTANGIBLE ASSETS

Intangible assets consist of the following:

	December 31,
	2000	2001	2002
Concessions	Ps1,386,180	Ps1,286,242	Ps1,286,235
Less: accumulated amortization	(275,080)	(278,076)	(360,392)

Sub-total	Ps1,111,100	Ps1,008,166	Ps925,843
Trust Liens	8,491	—	—

Intangible asset, net	Ps1,119,592	Ps1,008,166	Ps925,843

Concessions consist of rights to establish and develop cellular telecommunications businesses in the eastern and western Regions in exchange for one-time Concession fees and quarterly royalty payments to the Ministry of Communications for the use of the cellular frequencies. Comcel and Occel were separately awarded their Concessions in a competitive bidding process. The original terms of the Concessions were for 10 years and extended until the year 2014 in exchange for additional one-time payments. In January 1999, Occel bought a License of Carrier services for the value of Ps165 (US$57.6) for a period of fifteen years and three months. Quarterly royalty payments equivalent to 5% and 3% of gross revenues for the Concession and license of carrier, respectively, are paid to the Ministry of Communications for the right to use the cellular frequencies.

The Ministry of Communications may assign the Concessions subject to authorization. At the end of the terms of the Concessions, the electric frequencies directly related to the operation of the services revert back to the Ministry of Communications.

The Trust liens pertain to property rights to a parcel of land to be transferred to Comcel upon commencement of construction.

At December 31, 2001, certain debt obligations of the Company were guaranteed by concession rights. On December 31, 2002, all the existing guarantees were extinguished as a result of the payment of the secured debt (See Note 11).

COMUNICACIÓN CELULAR S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

8.	DEFERRED CHARGES

Deferred charges consist of:

	December 31,
	2001		2002
COST
Financing fees (1)	Ps	82,216	Ps	—
Foreign exchange loss (2)		309,898		521,761
Software (3)		32,274		39,922
SAP software (4)		3,794		4,061
BSCS software (4)		70,226		71,675
Leasehold improvements (5)		9,829		7,502
Other Cost		13,093		1,653

Sub-total		521,330		646,574

AMORTIZATION
Financing fees (1)		(56,657)		—
Foreign exchange loss (2)		(122,512)		(154,856)
Software (3)		(16,622)		(24,345)
SAP software (4)		(1,505)		(2,159)
BSCS software (4)		(28,273)		(43,741)
Leasehold improvements (5)		(7,165)		(5,623)
Other		(12,745)		(1,397)

Sub-total		(245,479)		(232,121)

Deferred charges, net	Ps	275,851	Ps	414,453

Costs associated with the acquisition and development of software are capitalized when they represent future benefit to the Company. They are subsequently amortized over the lesser of the expected life of the future benefits or five years.

(1)	Corresponds to expenses associated with issuing the bonds and long-term debt, which were totally amortized with occasion of the payment of the debt.
(2)	See Note 1.
(3)	Amortized on a straight-line basis over three years.
(4)	Amortized on a straight-line basis over five years.
(5)	Amortized on a straight-line basis over the contract term.

COMUNICACIÓN CELULAR S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

9.	VALUATION OF ASSETS

Valuation of assets consists of:

	December 31,
	2001		2002
Investment in Subsidiary	Ps	—		42,793
Machinery and equipment		292		507
Office equipment		521		551
Network & data processing equipment		218,340		180,991
Vehicles		397		329
Other		2		547

Total	Ps	219,552	Ps	225,718

BLANK SPACE

COMUNICACIÓN CELULAR S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

10.	NOTES PAYABLE TO BANKS

Notes payable to banks consist of the following:

	December 31,
	2001		2002
Notes payable to banks denominated in Colombian pesos	Ps	54,622	Ps	—
Notes payable to banks denominated in U.S. Dollars (a) (2001—US$10,500; 2002—US$387,119)		25,747		1,100,535
Other (Leasing)		294		—

Total	Ps	80,663	Ps	1,100,535

Weighted average interest rate		10.40%		2.98%

(a)	Corresponds to credits acquired with Bank Boston and Deutsche Bank (See Note 11 ).

BLANK SPACE

COMUNICACIÓN CELULAR S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

11.	LONG-TERM DEBT

Long-term debt consists of the following:

	December 31,
	2001		2002
Comcel:
Notes payable to banks denominated in Colombian pesos	Ps	21,168	Ps	—

Loans payable to the Export Development Corporation of Canada (2001—US$5,830, 2002—US$0) with final maturity no later than June 2002; bearing interest at Libor plus+3.75%(a)		14,296		—

Loans payable to banks (2001—US$92,315, 2002—US$0) with final maturity no later than October 2002; bearing interest at Libor plus a variable margin (2001: Libor +4.25) (b)		226,358		—

Senior Deferred Coupon Bonds (2001—US$278,934, 2002—US$0) with final maturity no later than March 2005; bearing interest at 14 1/8%(c)		683,952		—

Leasing		6,746		4,529

Total Comcel	Ps	952,520	Ps	4,529

Occel:
Notes payable to banks denominated in Colombian Pesos (f)	Ps	58,788	Ps	—

Notes payable to banks (2001—US$21,200, 2002—US$0), bearing interest at 4.69% and 6.06%; Libor +2.75% and Libor +3.75% 2001		51,983		—

Senior Discount Notes; bearing interest at 14% 2001: US$184,460, due 2004 (g)		452,300		—

Leasing		1,183		—

Total Occel	Ps	564,254	Ps	—

Total	Ps	1,516,774	Ps	4,529

Less: current portion		317,546		2,088

Long-term portion	Ps	1,199,228	Ps	2,441

COMUNICACIÓN CELULAR S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

11.	LONG-TERM DEBT (Continued)

Comcel:

COMCEL New Debt Acquisition.

a) For year 2001, the amount corresponds to the signed agreements with Export Development Corporation of Canada (EDC) with applicable interest rates to the Libor rate plus a related margin that fluctuates depending on the ratio of Comcel’s total debt to its EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortizations). These commitments were paid during 2002.

b) For year 2001, the amount corresponds to the signed agreements with Comcel’s syndicated bank lenders with an applicable interest rate tied to the “Eurodollar” rate plus a related margin that fluctuates depending on the ratio of Comcel’s total debt to its EBITDA. As of December 31, 2002, these commitments were fully paid.

c) COMCEL Bonds—The bonds (Senior Deferred Coupon Bonds) generated an annual rate of interest of 14 1/8% and were payable on March 1, 2005. Interests were capitalized each semester until March 1, 2002. On March 20, 2002, Comcel retired the bonds in full.

d ) Derivatives: Comcel has effected forward agreements to protect the company from fluctuations in foreign exchange rates. The difference between the paid and received amounts under these operations are recognized as financial expenses. The Company does not use these financial instruments with speculative intentions. On December 31, 2002, the amounts of these agreements were:

Forward Exchange Rate	Nominal Amount US$	Corresponding Colombian Ps.
2,781.72	98,590	274,249
2,806.63	5,000	14,033

	103,590	288,282

Financial obligations with the banks (represented by Citibank N.A. as Agent) and Export Development Corporation of Canadá (EDC) were secured with a package of guarantees, which involved by means of commercial trust the following assets and rights of the company: opened commercial pledge without limit on the establishment of the business, opened commercial pledge without limit on the concession, pledge on the offshore bank accounts (Offshore Account Pledge Agreement) and commercial trust non-revocable on the administration. During 2002, these obligation were paid.

Interest expense related to these financial obligations was Ps. 58,263 for the year 2002 and Ps. 129,430 for the year 2001.

COMUNICACIÓN CELULAR S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

The long term obligations correspond to leasing contracts signed for the acquisition of computational equipment and its maturity for the next five years, are as follows:

Years
2003	$2,088
2004	2,309
2005	45
2006	19
2007	68

Total	$4,529

Occel:

e) Financial obligations with the banks—For year 2001, included in notes payable to banks is US$13,200 secured by buildings and network equipment. Also included is US$103,361 secured by Occel’s Concession rights. As on December 31, 2002, these commitments were totally paid.

f) Senior Discount Notes—Issued pursuant to an indenture dated June 1, 1996, the Notes are unsecured. Interest was capitalized each semester up to March 15, 2001. Interest will be paid each semester up to March 15, 2004. Occel has to pay 50% of the principal amount on the notes on March 15, 2002 and the balance on March 15, 2004. The indenture restricts Occel´s ability to pay dividends and incur additional debt and contain other restrictions. As on December 31, 2002, these commitments were totally paid.

In 2001, expenses by interest for these obligations were Ps87,271. On 2002, this amount corresponds to Ps 33,038.

BLANK SPACE

COMUNICACIÓN CELULAR S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

12. ACCOUNTS PAYABLE

Accounts payable consists of the following:

	2001		2002
Suppliers:
Domestic	Ps	2,547	Ps	8,271
Related parties (Note 14)		20		19,351
Foreign		86,866		81,495

Sub-total	Ps	89,433	Ps	109,117

Accounts Payable:
Commercial payable		160		86
Related parties (Note 14)		487		2,218
Contractors		4,675		2,314
Other costs and expenses		13,113		31,259
Withholding tax		5,013		4,627
Retained VAT		2,228		1,415
Retained industry and commerce tax		181		166
Other creditors		949		1,543

Sub-total		26,806		43,628

Total	Ps	116,239	Ps	152,745

BLANK SPACE

COMUNICACIÓN CELULAR S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

13. RELATED PARTIES

Related parties are shareholders of the Companies and their affiliates. A summary of related party amounts included in current assets and liabilities is as follows:

	December 31,
	2001		2002
Receivables:
Empresa de Telecomunicaciones de Santa Fé de Bogotá	Ps	21,674	Ps	22,347
Empresas Públicas de Bucaramanga		1,134		1,347
Telecom		15,200		12,592
Empresas Públicas de Medellín		7,868		9,169
E.R.T. Valle		123		105
Empresas Municipales de Cali		4,312		4,460
Edatel S.A		456		455
Empresa de Teléfonos del Huila		498		507
Empresa de Teléfonos del Tolima		647		519
Telgua		—		5,694
Others		1,067		906

Total receivables	Ps	52,979	Ps	58,101

Payables :
Telcel		12		19,351
C.G.I		9		—

Sub-total	Ps	20	Ps	19,351

Commercial payables:
Telecom		260		2,147
Others		227		71

Sub-total	Ps	487	Ps	2,218

Accrued expenses:
Telecom		10,382		13,769
Telecom Américas		1,624		1,248
Empresa de Telecomunicaciones de Santa Fe de Bogotá		3,078		3,999
EMCALI Empresas Municipales de Cali		878		821
Others		2,087		3,633

Sub-total	Ps	18,049	Ps	23,470

Other Payables:
Telecom	Ps	2,435	Ps	528
Empresa de Telecomunicaciones de Santa Fe de Bogotá		172		51

Sub-total	Ps	2,607	Ps	579

Long-Term Other Liabilities: (1)
Mc Brady Limited	Ps	132,097	Ps	—

Total payables and accrued expenses	Ps	153,260	Ps	45,618

(1)	Advances for future capitalization.

COMUNICACIÓN CELULAR S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

13.	RELATED PARTIES (Continued)

Accounts receivable result primarily from the interconnection agreements.

A summary of related party transactions giving rise to these accounts is as follows:

	December 31,
	2000		2001		2002
Technical services expense	Ps	3,862	Ps	16	Ps	—
Interconnection income		118,098		151,774		184,758
Interconnection fees		35,375		27,539		60,578
Other		262		695		—
Technical assistance		—		2,009		47,010

14.	INCOME TAX

For both fiscal years 2001 and 2002, the provision for the income tax was based on the special presumptive income system (equivalent to the higher of 1.5% of total assets or 6% of shareholders’ equity at the prior year-end) as minimal tax due to the company’s continues losses. The taxable rate in Colombia under the current system is 35%.

As of December 31, 2002, Comcel S.A. and Occel S.A. present fiscal losses by Ps.852,113 and Ps.531,521, respectively. These fiscal losses could be amortized in a period of five years. The differences of the presumptive income and the ordinary income by Ps.63,687 and Ps.0 respectively, could be amortized as deduction in a period of three years.

COMUNICACIÓN CELULAR S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

As of December 31, 2002, fiscal losses and the excess of presumptive income adjusted by inflation, are as follow:

Comcel:

Occurrence	Expiration	Fiscal Losses	Excess of Presumptive Income	Total
1997	2002	$87,562	$—	$87,562
1998	2003	88,749	—	88,749
1999	2004	276,111	—	276,111
2000	2005	239,519	31,737	271,256
2001	2006	160,172	31,950	192,122

		$852,113	$63,687	$915,800

Occel:

Occurrence	Expiration	Fiscal Losses	Excess of Presumptive Income	Total
1997	2002	$50,633	$—	$50,633
1998	2003	84,722	—	84,722
1999	2004	144,826	—	144,826
2000	2005	159,535	—	159,535
2001	2006	91,805	—	91,805

		$531,521	$—	$531,521

COMUNICACIÓN CELULAR S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

Main reconciling items between the loss before tax and the fiscal loss are as follows:

Concept	2000	2001	2002
Loss before income tax	$(269,889)	$(334,809)	$(46,749)
Expenses and provisions non deductible	73,263	105,911	237,746
Differences between inflation adjustments fiscal and accountables	3,720	3,832	—
Others	—	(26,912)	(20,948)

Fiscal profit (loss)	$(192,906)	$(251,978)	$170,049

COMUNICACIÓN CELULAR S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

Main reconciling items between the equity and tax value of equity are as follows:

Concept	2000	2001	2002
Equity	$792,270	$955,637	$1,489,532
Non fiscally accepted provisions	84,389	65,040	166,420
Others	—	91,957	—
Eliminations for consolidation	—	64,880	593,093
Valuations	(103,079)	(219,552)	(225,718)

Fiscal equity	$773,579	$957,962	$2,023,327

Income tax liquidation is performed over the basis of presumptive income. It does not apply for Occel because its last year equity was negative. For Comcel, the amounts which has been subject to clearance are show as follow:

2001 Fiscal liquid equity	$955,728
Exluded liquid equity	(270,901)

Net equity basis of calculation	684,827
Presumptive income 6%	41,090

2002 Income tax 35%	14,381
Additional registered provision	222

2002 Total income tax expense	$14,603

Main reconciling items between the monetary correction for tax purposes and monetary correction for book purposes are as follows:

Concept	2000	2001	2002
Accounting monetary correction	$148,251	$116,418	$44,559
Fiscal adjustments for equity	(3,720)	947	(13,013)
Eliminations for consolidations	—	3,495	10,654

Fiscal monetary correction	$144,531	$120,860	$42,200

COMUNICACIÓN CELULAR S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

15.	ACCRUED EXPENSES

Balances at December 31, 2001 and 2002 are for expenses incurred for which invoices were not received from suppliers by the close of the year.

	December 31,
	2001		2002
Leases	Ps	2,068	Ps	2,499
Commissions due to distributors		13,833		21,413
Spectrum		7,621		11,107
Related parties (Note 13)		18,049		23,470
Prepaid card cost		5		—
Inventories		1,966		4,778
Interest due—financial obligations		54,401		7,391
Customs-house office services		1,264		1,892
Technical services		2,836		2,652
Advertising services		2,224		1,874
Fixed assets		10,188		205
Providers		4,670		2,619
Terrorism Measures		—		1,362
Security tax		—		6,022
Others		15,595		35,338

Total	Ps	134,720	Ps	122,622

16.	SHAREHOLDERS’ EQUITY

Common stock—Authorized common stock of the Company as of December 31, 2001 consists of 610,000 million shares and during the year 2002 was increased to 770,000 million shares, divided into class A (public sector) and class B (private sector). Both classes of shares participate in earnings on a pro-rata basis and have equal voting rights. Par value of the shares is one peso per share, of which 425,136 million shares were issued and outstanding at December 31, 2001 and 731,938 million shares at December 31, 2002. During 2002, 285,351 million shares were issued for cash of Ps461,578 resulting in additional paid in capital of Ps176,227. At December 31, 2002 reserves of Ps7,167 and revaluation of shareholders’ equity of Ps408,809 were capitalized.

In accordance with exchange control provisions in effect, there is no limit on dividend remittances abroad. Article 133 of Law No. 6 of 1992 established a 7% withholding tax on remittance of dividends to foreign entities without a domicile in the country for 1996 and thereafter.

COMUNICACIÓN CELULAR S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

Warrants—The Company issued Warrants (the “1998 Warrants”) to purchase 22,869 million shares of class B common stock of the Company to BCI Holdcos in connection with the acquisition of Occel. The 1998 Warrants were recorded in shareholders’ equity at US$198,000, the value agreed upon in connection with the acquisition. Each 1998 Warrant is exercisable between January 1, 2001 and December 31, 2011 at an exercise price of one peso per share. The 1998 Warrants are subject to adjustment upon the occurrence of certain events in order to prevent dilution. On November, 2002, the 21,451 millions warrants were retired by the Company.

The Company also entered into a Purchase Option Agreement with Bell Canada International Colombia (Cellular) Limited, an indirect subsidiary of BCI, and holder of all the shares of the BCI Holdcos, pursuant to which Comcel was granted an option to buy all (and only all) of the shares of one or more of the BCI Holdcos, which are the holders of the 1998 Warrants. If Comcel chooses to exercise the option, it may purchase each BCI Holdco at a purchase price of US$33,000 plus a 15% per year rate of return for each BCI Holdco purchased, thereby acquiring the 1998 Warrants. The option is exercisable during the period from December 23,1998 to December 31, 2011.

The 1995 Bonds included 281,934 warrants (the “1995 Warrants”) that entitle the holders to purchase approximately 2% of the Company’s common stock. The 1995 Warrants expire on November 15, 2003. Each 1995 Warrant entitles the holder to purchase 12,860 shares of class B common stock at an exercise price of one dollar and thirty-two cents for each 1,000 shares.

Reserves—Reserves are as follows:

	Legal		Voluntary		Total
Balance, December 31, 2001	Ps	724	Ps	6,443	Ps	7,167

Balance, December 31, 2002	Ps	724	Ps	6,443	Ps	7,167

COMUNICACIÓN CELULAR S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

Legal reserve—The Commercial Code requires that the Company appropriate 10% of its net income each year until the reserve reaches an amount equivalent to 50% of subscribed capital. The law prohibits distribution of this reserve while the Company is in existence, but it may be used to absorb losses.

Voluntary reserve—The shareholders in an ordinary meeting in 1997 agreed to provide this reserve for future growth of the Company.

Revaluation of Shareholders’ equity—Shareholders’ equity includes revaluation amounts, which result from inflation adjustments, which may not be distributed to shareholders until the Company has been liquidated or such value is capitalized, in conformity with Article 36-3 of the Tax Code. Such amount was Ps408,809 at December 31, 2002.

Valuation surplus—As required by the Colombian regulation 2649 of 1993, during 2000, Comcel received an appraisal of its property, plant and equipment as required by Colombian law to determine the actual value of its assets. The difference between the commercial value of this appraisal and the book values of the assets corresponds to the valuation surplus. For years 2001 and 2002 those valuations were restated by the inflation index or PAAG.

COMUNICACIÓN CELULAR S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

17.	MEMORANDUM ACCOUNTS

Memorandum accounts represent additional disclosures mandated by Colombian GAAP.

The memorandum accounts consist of the following:

	December 31,
	2001		2002
Debtor:
Goods and securities pledged as collateral	Ps	414,425	Ps	13,878
Goods and securities held by third parties		52,762		60,640
Accounts on collection		26,523		24,783
Tax loss carryforwards		999,345		1,228,552
Inflation adjustments		285,415		181,736
Excess assumed tax		29,530		57,528
Leased equipment		7,493		—
Unused lines of credit		2,859		2,645
Cumulative written off receivables		155,025		173,026
Inflation adjustment of assets		1,160,104		1,209,654
Swap Operation		—		296,763
Other		3,592		13,720

Total debtor accounts	Ps	3,137,073	Ps	3,262,925

Creditor
Goods and securities received as collateral	Ps	297	Ps	—
Leasing agreements		2,191		—
Legal procedures		178,150		166,464
Purchase and sales commitment		849,392		—
Swap Operation		—		7,938
Warrants		708,830		—
Inflation adjustment of shareholders’ equity		418,753		567,120

Total creditor accounts	Ps	2,157,613	Ps	741,522

Total	Ps	979,460	Ps	2,521,403

COMUNICACIÓN CELULAR S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

18.	NET MONETARY CORRECTION

The principal effects of inflation on the affected accounts in the financial statements are as follows:

	December 31,
	2000		2001		2002
Adjustments to balance sheet accounts:
Property, plant and equipment, net	Ps	45,131	Ps	40,106	Ps	43,837
Intangible asset, net		132,509		116,703		101,535
Deferred charges, net		15,009		18,511		4,200
Other assets, net		261		998		7,512
Revaluation of shareholders’ equity		(44,659)		(59,900)		(112,525)

Total	Ps	148,251	Ps	116,418	Ps	44,559

19.	OTHER INCOME (EXPENSES)

Colombian GAAP provides for a classification of accounts that are not considered charges to current year’s operations, as other items.

The other items consist of the following:

	December 31,
	2000		2001		2002
OTHER INCOME

Total other income (1)	Ps	5,777	Ps	18,015	Ps	67,200

OTHER EXPENSES

Extraordinary entries		8,154		11,651		12,142
Assumed taxes		2,214		1,374		864
Sanctions and legal complaint		3,812		1,370		796
Other (2)		12,322		9,469		36,798

Total other expenses	Ps	26,502	Ps	23,864	Ps	50,600

Net, Other	Ps	(20,724)	Ps	(5,849)	Ps	16,600

COMUNICACIÓN CELULAR S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

1)	In 2002, amount includes an income by Ps47,011 generated by the branch in Guatemala, and recovery of the income provision of the 2001 by Ps4,214. In 2001, amount includes Ps11,750 by property, plant and equipment adjustments and sale of computational equipment.
2)	In the 2002 it includes 100% of the cost by the tax to the democratic security by $11.937 and provision for contingencies of terrorist attacks by $1,362. In 2001 it includes losses in inventory by $1,512 and provisions for costs, fees and other expenses related to legal processes.

20.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCY

Following are the assets and liabilities denominated in foreign currency at December 31, 2001 and 2002:

	2001		2002
	US$	Peso Equivalent	US$	Peso Equivalent
Assets	1,677	3,842,161	5,058	14,491,419
Liabilities	(696,123)	(1,594,943,925)	(387,119)	(1,100,534,508)

Net	(694,446)	(1,591,101,763)	(382,061)	(1,086,043,089)

21.	CONTINGENCIES AND COMMITMENTS

The Company is involved in litigation from time to time in the ordinary course of its business. In management’s opinion, the litigation in which the Company is currently involved, individually and in the aggregate, and except as set forth below, is not material to the Company’s financial condition, results of operations or cash flows.

COMUNICACIÓN CELULAR S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

The Colombian tax authorities have demanded that Comcel and Occel pay additional value-added taxes arising from cellular activation fees in 1995 and 1996. Comcel and Occel have challenged these claims before the corresponding administrative authorities. The administrative authorities have reviewed several of the bi-monthly tax periods in question and have decided all of them in favor of Comcel and Occel. The amount claimed by the tax authorities (including fines and interest) relating to the tax periods for which challenges were still pending as of December 31, 2002 totaled approximately Colombian Ps.19.6 billion for Comcel and Ps.2.7 billion for Occel. In the opinion of its management, Comcel and Occel have approximately filed and paid the value-added tax for all of the periods in question and has made no provisions in its financial statements as of December 31, 2002 against these proceedings.

In March 2000, the Colombian Superintendencia de Industria y Comercio (SIC) issued Resolution No. 4954, requiring Comcel to pay a fine of Colombian Ps.520 million for alleged anti-competitive behavior. In addition to this administrative fine, the SIC ordered Comcel to pay damages to other long distance operators. The long distance operators estimated their damages to be US$70 million. Comcel requested an administrative review of the damages decision, which was denied in June 2000. Comcel appealed and the appeal was rejected in November 2000. Comcel resubmitted the appeal in February 2001.

Comcel also filed a special action in court challenging the denial of the administrative review. Following a series of court proceedings, a Colombian appeals court in June 2002 ordered that Comcel’s February 2001 appeal be granted and that the administrative decision against Comcel be reviewed. After additional proceedings, the Consejo Superior de la Judicatura ratified this decision. As a result, an appeals court is currently reviewing the merits of the decision regarding Comcel’s alleged anti-competitive behavior.

In February 2003, the Colombian Securities Commission (Superintendencia de Valores de Colombia) requested that Comcel provide support for the carrying value of the goodwill resulting from the acquisition of Occel. In the opinion of management, Comcel has appropriately accounted for goodwill in connection with the purchase of its interest in Occel. The Company has responded to the Securities Commission’s letter and is awaiting a response, which is expected during the second half of 2003.

22.	SUBSEQUENT EVENTS

In October 2002, the Colombian Securities Commission (Superintendencia de Valores de Colombia) issued Resolution 0812 authorizing Comcel to issue publicly in Colombia Series B3, AAA ordinary bonds for an amount not to exceed Ps.450,000. In January 2003, Comcel issued the first tranche, in an amount of Ps.200,000. The Bonds bear interest at a variable rate equal to the IPC Indice Precios al Consumidor (Consumer Price Index) plus 7.5 pp, and mature in January 2010. Comcel used the proceeds of this bond issuance to prepay short-term debt with BankBoston.

COMUNICACIÓN CELULAR S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

In February 2003, Comcel acquired a direct 93.3% interest in Celcaribe S.A. (Celcaribe) from Millicom International Cellular. Celcaribe holds 20-year concessions, acquired in 1994, to provide cellular services in the Coastal Region.

23.	SPECIAL EVENTS

On December 2002, Law 788 increased the tariff of Value Added Tax for services of cellular telephony, from 16% to 20%, effective as of January 1, 2003.

On October 22, 2002, the Company received by means of resolution 0812 of the Securities Comission (Superintendencia de valores), authorization to be register as issuer, with the purpose of performing an ordinary bond issuance by value of Ps450,000.

On December 20, 2002, Comcel and Occel received from the Ministry of Communications (Ministerio de Comunicaciones) authorization to advance jobs related to the implementation of the network of GSM technology (third generation), to be performed during 2003.

During 2002, the Company created a branch in Guatemala dedicated to providing technical, operational and administrative assistance to its affiliate, Telecommunicaciones de Guatemala, S.A.

COMUNICACIÓN CELULAR S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

24.	DIFFERENCES BETWEEN COLOMBIAN AND UNITED STATES ACCOUNTING PRINCIPLES

The Company’s financial statements are prepared in accordance with Colombian GAAP, which differs in certain significant respects from U.S. GAAP.

The Colombian GAAP financial statements include the effects of inflation, whereas financial statements prepared under U.S. GAAP are presented on a historical cost basis. The following reconciliation to U.S. GAAP does not include the reversal of the inflation adjustments required under Colombian GAAP. The application of inflation accounting represents a comprehensive measure of the effects of price level changes in the Colombian economy and, as such, is considered a more meaningful presentation of the historical cost-based financial reporting for both Colombian and U.S. accounting purposes.

All material differences between Colombian GAAP and U.S. GAAP and the effect on net loss and total shareholders’ equity (deficit) are presented below with an explanation of the adjustments.

BLANK SPACE

COMUNICACIÓN CELULAR S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

24.	DIFFERENCES BETWEEN COLOMBIAN AND UNITED STATES ACCOUNTING PRINCIPLES (Continued)

(a)	Reconciliation of net loss:

	Year ended December 31,
	2000		2001		2002
Net loss reported under Colombian GAAP	Ps	(265,653)	Ps	(331,629)	Ps	(48,708)
U.S. GAAP Adjustments for:
(a) Capitalized interest—intangible assets		99		147		197
(b) Capitalized interest—property, plant and equipment		(2,396)		(2,396)		(55)
(c) Amortization of deferred financing cost		204		305		407
(d) Amortization of intangible assets		(41,579)		(32,622)		26,881
(e) Capitalized foreign exchange (loss) gain		(7,788)		1,475		1,098
(f) Handset subsidies		(12,028)		30,927		—
(g) Amortization of leased assets		1,771		(2,170)		(3,770)
(h) Other deferred charges		303		(20)		271
(i) Adjustments of goodwill		3,086		1,645		(107)
(k) Occel warrants		(6,261)		(2,098)		(483)
(m) Eliminations on consolidation		(8,683)		(19,770)		(9,931)
(n) Income tax		128,040		(12,937)		(230,805)
(o) 1998 warrants reclassified		29,417		—		—
(q) Deferred foreign exchange loss (gain)		(247,019)		59,635		(179,519)
(r) Prepaid sales		(17,062)		17,063		—
(s) Adjustment of inflation on the differents in Gaap in equity		32,629		70,918		90,786
(t) Reexpresion not recorded		(34,212)		(23,771)		(32,302)
(u) Trademarks push down		—		—		(31,012)
(v) Property, plant and equipment push down		—		—		(47,252)

Net loss under U.S. GAAP		(447,131)		(245,297)		(464,304)
Accretion of discount and 15% return on 1998 Warrants		(166,865)		(74,455)		—

Net loss attributable to common shareholders	Ps	(613,996)	Ps	(319,752)	Ps	(464,304)

Basic and diluted net loss attributable to common shareholders	Ps	(1.88)	Ps	(0.65)	Ps	(0.63)

Weigthted average number of shares outstanding (in millions)		237,796		378,324		731,938

After giving effect to all the foregoing adjustments, except for (k), (n), and (o), operating income (loss) under U.S. GAAP totaled Ps.(349,535), Ps.(14,804) and Ps.67,512 in 2000, 2001 and 2002, respectively.

COMUNICACIÓN CELULAR S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

24.	DIFFERENCES BETWEEN COLOMBIAN AND UNITED STATES ACCOUNTING PRINCIPLES (Continued)

(b)	Reconciliation of total shareholders’ equity (deficit):

	Year ended December 31,
	2000		2001		2002
Total shareholders’ equity reported under Colombian GAAP	Ps	792,270	Ps	955,637	Ps	1,489,532
(a) Capitalized interest—intangible asset		(4,571)		(4,424)		(4,227)
(b) Capitalized interest—property, plant and equipment		3,120		724		669
(c) Amortization of deferred financing cost		(9,468)		(9,163)		(8,756)
(d) Amortization of intangible assets		(296,607)		(329,229)		(302,347)
(e) Capitalized foreign exchange losses		(16,621)		(15,147)		(14,049)
(f) Handset subsidies		(30,928)		—		—
(g) Leasing		16,627		14,456		10,686
(h) Other deferred charges		(251)		(271)		—
(i) Adjustment of goodwill		49,039		1,631		1,524
(j) Valuation of assets		(103,075)		(112,891)		(225,719)
(k) Occel Warrants		3,407		1,309		826
(l) Other minor movements		224		—		—
(m) Adjustment of consolidation		18,544		68,575		358,885
(n) Income tax		243,761		230,805		—
(o) 1998 Warrants reclassified		(335,021)		(310,866)		—
(o) Foreign exchange loss and 15% return on 1998 Warrant		(349,387)		(423,842)		—
(p) Adjustment of goodwill in Occel as a result of adquisition or shares in 2002		—		—		(133,934)
(q) Deferred foreign exchange loss (gain)		(247,019)		(187,386)		(366,905)
(r) Prepaid sales		(17,062)		—		—
(u) Trademarks push down		—		—		423,878
(v) Property, plant and equipment push down		—		—		582,780
(w) Goodwill push down		—		—		759,442

Total shareholders’ equity (deficit) under U.S. GAAP	Ps	(283,018)	Ps	(120,081)	Ps	2,572,285

BLANK SPACE

COMUNICACIÓN CELULAR S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

U.S. GAAP balance sheet is summarized as follows:

	Year ended December 31,
	2000	2001	2002
Assets reported under Colombian GAAP	Ps3,058,423	Ps2,985,457	Ps3,221,863
U.S. GAAP adjustments for:
(a) Capitalized interest—intangible asset	(4,571)	(4,424)	(4,227)
(b) Capitalized interest—property, plant and equipment	3,120	725	669
(c) Amortization of deferred financing cost	(9,468)	(9,163)	(8,756)
(d) Amortization of intangible assets	(296,607)	(329,229)	(302,347)
(e) Capitalized foreign exchange losses	(16,621)	(15,146)	(14,049)
(f) Handset subsidies	(30,928)	—	—
(g) Leasing	19,377	15,449	10,686
(h) Other deferred charges	(250)	(271)	—
(i) Adjustment of goodwill	(14)	1,631	1,524
(j) Valuation of assets	(212,322)	(219,552)	(225,719)
(k) Occel Warrants	3,407	1,309	826
(l) Other minor movements	224	—	—
(m) Adjustment of consolidation	160,604	175,236	192,002
(n) Income tax	243,758	230,805	—
(p) Goodwill—Acquisition of Occel	(120,847)	(112,134)	(133,934)
(q) Deferred foreign exchange loss (gain)	(247,019)	(187,386)	(366,905)
(u) Trademarks push down	—	—	423,878
(v) Property, plant and equipment push down	—	—	582,780
(w) Goodwill push down	—	—	759,442

Assets under U.S. GAAP	Ps2,550,266	Ps2,533,306	Ps4,137,733

Liabilities reported under Colombian GAAP	Ps2,266,153	Ps2,029,820	Ps1,732,331
U.S. GAAP adjustments for:
(m) Adjustment of consolidation	(16,240)	—	(166,883)
(r) Prepaid sales	17,062	—	—
(g) Leasing	2,749	993	—

Liabilities under U.S. GAAP	Ps2,269,724	Ps2,030,813	Ps1,565,448

(o) 1998 Warrants reclassified—foreign exchange loss	Ps 563,560	Ps 622,574	Ps —
Common shareholders’ equity under U.S. GAAP	(283,018)	(120,081)	2,572,285

Liabilities, warrants and common shareholders’ equity under U.S. GAAP	Ps2,550,266	Ps2,533,306	Ps4,137,733

COMUNICACIÓN CELULAR S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

Analysis of changes in common shareholders’ equity (deficit):

	Year ended December 31,
	2000		2001		2002
Balance at beginning of year	Ps	(158,316)	Ps	(283,018)	Ps	(120,081)
(o) Foreign exchange loss and 15% return on 1998 Warrants		(166,865)		(74,455)		423,842
Issuance of common stock		384,728		468,482		752,053
(o) Surplus equity method		94,034		—		198,943
(s) Adjustment of revaluation equity		(9,022)		400		13,381
Net (loss)		(447,132)		(245,298)		(464,304)
(l) Other minor movements		—		(224)		—
Variation of minority interest		—		18,815		—
(t) Reexpresion no recorded		19,555		(4,783)		(19,924)
(p) Adjustment Investment and Good Will		—		—		(55,989)
(u) Trademarks push down		—		—		454,890
(v) Property, plant and equipment push down		—		—		630,032
(w) Goodwill push down		—		—		759,442

Balance at end of year	Ps	(283,018)	Ps	(120,081)	Ps	2,572,285

COMUNICACIÓN CELULAR S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

24.	DIFFERENCES BETWEEN COLOMBIAN AND UNITED STATES ACCOUNTING PRINCIPLES (Continued)

(e)	Cash Flow under US GAAP

Statement of Financial Accounting Standards No.95 (SFAS No.95), “Statement of Cash Flows,” does not provide guidance with respect to inflation adjusted financial statements. The Company has adopted the guidance issued by the AICPA SEC Regulations Committee’s International Practices Task Force in its meeting held on November 24, 1998, encouraging foreign registrants that file price level adjusted financial statements to provide cash flow statements that show separately the effects of inflation on cash.

COMUNICACIÓN CELULAR S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

Summarized consolidated statements of cash flows derived from information prepared in accordance with U.S. GAAP would be as follows:

COMUNICACION CELULAR S.A

CONSOLIDATED STATEMENTS OF CASH FLOWS UNDER US GAAP

(Millions of Colombian pesos of December 31, 2002 purchasing power)

	Year ended December 31,
	2000	2001	2002
Operating Activities:
Net loss	Ps(447,131)	Ps(245,297)	Ps(464,304)
Depreciation	81,436	80,000	133,536
Amortization	426,552	97,728	551,875
Deferred taxes	(128,040)	12,937	230,805
Monetary effect	(147,088)	(165,565)	(104,268)
Unrealized foreign exchange losses	56,715	97,231	(157,599)
Valuation allowance and adjustments of fixed assets	16,677	(1,975)	8,110
Accrued interest on bonds	125,242	12,678	—
Eliminations of consolidation	(6,681)	902	(2,714)
Change in operating assets and liabilities	(5,611)	67,931	(34,273)

Resources provided by operating activities	(27,929)	(43,430)	161,168

Financing Activities:
New loans	54,770	(74,359)	813,154
Payment of loans	(365,218)	(295,321)	(1,410,493)
Issuance of long-term debt	117,878	22,537	1,260
Issuance of common stock	394,383	443,436	810,870
Advances for future subscriptions of shares	—	132,096	(123,432)

Resources provided by financing activities	201,813	228,389	91,359

Resources used in investing activities	(148,175)	(194,014)	(229,194)

Net (decrease) increase in cash and short term investments	25,709	(9,055)	23,333
Cash and short-term investments at beginning of year	2,014	27,723	18,668

Cash and short-term investments at end of year	27,723	18,668	42,001

COMUNICACIÓN CELULAR S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

24.	DIFFERENCES BETWEEN COLOMBIAN AND UNITED STATES ACCOUNTING PRINCIPLES (Continued)

(f)	Comprehensive income:

COMUNICACION CELULAR S.A.—CONSOLIDATED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY UNDER U.S. GAAP

Millions of Colombian pesos of

December 31, 2002

Purchasing power

	Common Stock		Additional Paid-in Capital		Inflation Effect on equity in Subsidiary		Reserves		Revaluation of shareholders' equity		Retained Earnings (deficit)		Push down effects		Other accumulated comprehensive income (loss)		Comprehensive		Total shareholders’ equity
Balance, at December 31, 1999	Ps	218,960	Ps	235,229	Ps	558	Ps	7,167	Ps	131,236	Ps	(751,466)	Ps	—	Ps	—	Ps	—	Ps	(158,316)
Issue of shares		90,025		243,548		—		—		—		—		—		—		—		333,573
Proportional investment		—		—		73,933		—		—		—		—		—		—		73,933
Foreign exchange loss and 15% return on 1998 Warrants												(144,672)		—						(144,672)
Net loss		—		—		—		—				(387,663)		—		(387,663)		(387,663)		(387,663)
Other comprehensive income :
Effects of constant peso restatement		—		—		—		—		128		—		—		128		128		128
Effects of current year deferred income tax						—		—		—		—		—		(111,011)		(111,011)		—
Net monetary correction						—		—		—		—		—		(156,823)		(156,823)		—
Unrealized foreign exchange losses						—		—		—		—		—		(49,172)		(49,172)		—
Accounting changes						—		—		—		—		—		14,793		14,793		—

Balance, at December 31, 2000		308,985		478,777		74,491		7,167		131,364		(1,283,802)		—		(689,748)		(689,748)		(283,018)
Issue of shares		116,151		321,601		—		—		—		—		—		—		—		437,752
Proportional investment		—		—		(644)		—		—		—		—		—		—		(644)
Foreign exchange loss and 15% return on 1998 Warrants												(69,571)		—						(69,571)
Net loss		—		—		—		—				(229,209)		—		(229,209)		(229,209)		(229,209)
Other comprehensive income :														—
Effects of constant peso restatement		—		—		—		—		24,609		—		—		24,609		24,609		24,609
Effects of current year deferred income tax														—		12,088		12,088		—
Net monetary correction														—		(175,048)		(175,048)		—
Unrealized foreign exchange losses														—		(90,853)		(90,853)		—
Accounting changes														—		(15,944)		(15,944)		—

Balance, at December 31, 2001		425,136		800,378		73,847		7,167		155,973		(1,582,582)		—		(1,164,105)		(474,356)		(120,081)
Issue of shares		285,351		176,227		—		—		—		—		—		—		—		461,578
Warrants transaction		21,451		269,023		—		—		—		—		—		—		—		290,474
Proportional investment		—		—		147,412		—		—		—		—		—		—		147,412
Foreign exchange loss and 15% return on 1998 Warrants		—		—		—		—		—		423,842		—		—		—		423,842
Trademarks push down		—		—		—		—		—		—		454,890						454,890
Property, plant and equipment push down		—		—		—		—		—		—		630,032						630,032
Goodwill push down		—		—		—		—		—		—		759,442						759,442
Net loss		—		—		—		—		—		(464,304)		—		(464,304)		(464,304)		(464,304)
Other comprehensive income :														—
Effects of constant peso restatement		—		—		—		—		(11,000)		—		—		(11,000)		(11,000)		(11,000)
Effects of current year deferred income tax		—		—		—		—		—		—		—		230,805		230,805		—
Net monetary correction		—		—		—		—		—		—		—		(135,345)		(135,345)		—
Unrealized foreign exchange losses		—		—		—		—		—		—		—		157,599		157,599		—

Balance, at December 31, 2002	Ps	731,938	Ps	1,245,628	Ps	221,259	Ps	7,167	Ps	144,973	Ps	(1,623,044)	Ps	1,844,364	Ps	(1,386,350)	Ps	(222,245)	Ps	2,572,285

COMUNICACIÓN CELULAR S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

24.	DIFFERENCES BETWEEN COLOMBIAN AND UNITED STATES ACCOUNTING PRINCIPLES (Continued)

Explanation of differences and other supplemental U.S. GAAP disclosures:

a)	Capitalized interest—Intangible asset

In accordance with Colombian GAAP, interest expense incurred during the preoperative stage on the loan obtained to finance a portion of the Comcel Concession prior to July 1, 1994 was capitalized. For U.S. GAAP, such capitalized interest and its related amortization have been reversed and accounted for as period costs.

b)	Capitalized interest—Property, plant and equipment

Under Colombian GAAP, interest expense incurred on obligations directly related to the construction of buildings and certain network facilities is capitalized until such buildings and facilities are ready for their intended use. U.S. GAAP Statement of Financial Accounting Standards No. 34, “Capitalization of Interest Cost,” requires that the amount capitalized be determined by applying the Company’s average interest rate on all indebtedness to the average amount of accumulated expenditures during the construction period (limited to total interest expense incurred and exclusive of foreign exchange losses and monetary correction amounts). Such treatment for purposes of applying U.S. GAAP increases the amount capitalized. Similar to Colombian GAAP, the capitalization period ends when the qualifying asset is ready for its intended use.

BLANK SPACE

COMUNICACIÓN CELULAR S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

24.	DIFFERENCES BETWEEN COLOMBIAN AND UNITED STATES ACCOUNTING PRINCIPLES (Continued)

c)	Amortization of deferred financing cost

Deferred financing cost associated with indebtedness incurred to acquire the Comcel Concession is recorded as Concession cost and amortized over the life of the Comcel Concession in accordance with Colombian GAAP. Under U.S. GAAP, financing costs are expenses.

d)	Amortization of intangible assets

During 2001, Comcel and Occel Concessions, in accordance with Colombian GAAP, are amortized using the reverse-sum-of-the-years’-digits method. During 2002, the concessions were amortized using the straight-line method. Under U.S. GAAP, amortization is calculated using the straight-line method.

e)	Capitalized foreign exchange losses (network facilities)

Under Colombian GAAP, foreign currency exchange gains and losses related to liabilities incurred for the purchase of equipment is capitalized as part of the cost of such assets until they are put into use or are available for sale. In accordance with U.S. GAAP, foreign exchange losses are not subject to capitalization. Consequently, such amounts capitalized and the related amortization under Colombian GAAP have been reversed and treated as an expense for U.S. GAAP purposes in the period incurred.

f)	Handset subsidies

Under Colombian GAAP, the subsidies for handsets delivered to new customers at prices significantly below cost are capitalized and amortized over the period of benefit. Historically, the Company amortized deferred handset subsidies on a straight-line basis over twelve months. Effective January 1, 2000, the Company changed its policy whereby handset subsidies are amortized on a straight-line basis over twenty-four months. Effective January 2001, the Company again changed its policy thereby expensing the total cost of handsets as such items are sold. Under U.S. GAAP, the subsidies are expensed as incurred.

g)	Leasing

For capital lease contracts entered into prior to 1996, under Colombian GAAP, lease payments were recorded as an expense. The total liability under lease contracts is recorded in memorandum accounts. The asset is recorded only when the purchase option is exercised. For capital lease contracts entered into after January 1, 1996, the Company records the value of the asset and recognizes a liability for the same amount.

COMUNICACIÓN CELULAR S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

24.	DIFFERENCES BETWEEN COLOMBIAN AND UNITED STATES ACCOUNTING PRINCIPLES (Continued)

Under U.S. GAAP, equipment under capital leases is recorded as an asset; a liability is recorded for the present value of minimum lease payments at the inception of the lease. This equipment is depreciated over the estimated useful life of the asset. Interest expense is recorded over the life of the lease.

h)	Other deferred charges

Other deferred charges, mainly relate to certain technical service and research, are amortized over twenty-four months. Under U.S. GAAP, such deferred charges are expensed as incurred.

i)	Adjustments of Goodwill

It corresponds to the beginning difference on the registered goodwill for Colombia and U.S. GAAP in Bolivar Limited. The Goodwill is amortized on a straight-line basis over the term of the Concession. Under U.S. GAAP, no goodwill was recorded on the acquisition of Bolivar Limited, as the Company and Bolivar were controlled by the same entity.

j)	Valuation of assets

In accordance with Colombian GAAP, the excess of property, plant and equipment appraisals over the carrying value adjusted for inflation of the assets has been reported as an asset and increase in shareholders’ equity. This increase in value is not subject to depreciation Under U.S. GAAP, these amounts have been eliminated.

k)	Occel warrants

The Occel 14% Senior Discount Notes were issued with warrants (the “Occel Warrants”) to purchase shares of Occel’s class B common stock. In accordance with Colombian GAAP, no value has been ascribed to the Occel Warrants. Under U.S. GAAP, the Company assigned a fair value of Ps14,110 (US$9.14 million) to the Occel Warrants at the original date of issuance. As a result, the original issue discount related to the 14% Senior Discount Notes is higher under U.S. GAAP and interest expense is higher under U.S. GAAP. The effective interest rate for the Senior Discount Notes under U.S. GAAP is 14.49%.

l)	Other minor movements

To give effect to the one-month lag in inflation rates from monthly monetary correction and annual restatement.

COMUNICACIÓN CELULAR S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

24.	DIFFERENCES BETWEEN COLOMBIAN AND UNITED STATES ACCOUNTING PRINCIPLES (Continued)

m)	Adjustments on consolidation

Reflects the cancellation of the participation in the subsidiary’s equity, changes in the equity of the subsidiary and minority interest as a result of the application of US GAAP.

n)	Income tax

As of January 1, 1996, the Company became subject to Colombian corporate income tax. In accordance with U.S. GAAP, the Company follows the provisions of Statement of Financial Accounting Standards No. 109 “Accounting for Income Tax”. The provision (benefit) for income tax includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. For Colombian fiscal purposes, the Company pays presumptive tax, which is based on shareholders’ equity. The Company has significant tax loss carryforwards. However, no deferred income tax asset has been recorded because a full valuation allowance has been provided.

COMUNICACIÓN CELULAR S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

24.	DIFFERENCES BETWEEN COLOMBIAN AND UNITED STATES ACCOUNTING PRINCIPLES (Continued)

The significant deferred income tax assets and liabilities as of December 31, 2001 and 2002 are as follows:

	Year ended December 31,
	2001		2002
Deferred tax assets:
Operating loss and minimum tax carryforwards	Ps	460,002	Ps	391,852
Amortization of intangible asset		115,230		105,821
Capitalized interest-intangible asset		1,549		1,479
Amortization of deferred financing cost		3,207		3,065
Capital leases		5,302		4,917
Commissions and other charges		94		—
Foreign exchange deferred		65,585		128,417
Amortization of goodwill		—		—
Provisions not deductible		46,180		31,913

Total deferred tax assets	Ps	697,149	Ps	667,464

Deferred tax liabilities:
Occel Warrants	Ps	(458)	Ps	(289)
Capitalized interest-network facilities		(254)		(234)
Adjustment of goodwill		(570)		(533)
Leasing		(5,060)		(3,740)

Total deferred tax liabilities	Ps	(6,342)	Ps	(4,796)

Valuation allowance		(460,001)		(662,668)

Deferred tax assets, net	Ps	230,805	Ps	—

COMUNICACIÓN CELULAR S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

24.	DIFFERENCES BETWEEN COLOMBIAN AND UNITED STATES ACCOUNTING PRINCIPLES (Continued)

o)	1998 Warrants reclassified—Foreign exchange loss and 15% return warrants

As explained in Note 1 to the financial statements, the Company acquired Bolivar Limited from BCI Holdcos in exchange for US$157,000 in cash and warrants to purchase 22,869 million shares of the Company’s class B common stock. In accordance with Colombian GAAP, the 1998 Warrants were recorded in shareholders’ equity at Ps290,475 (US$198,000), the value agreed upon in connection with the acquisition. The Company also entered into a Purchase Option Agreement under which it may acquire the companies, which hold the 1998 Warrants at an aggregate purchase price of US$198,000 plus a 15% annual return.

Under U.S. GAAP, Comcel recorded its investment in Bolivar Limited at BCI’s carrying cost. This results in a reduction in goodwill and in warrants of Ps104,779. Additionally, under U.S. GAAP, the 1998 Warrants are presented separately from common shareholders’ equity.

The Company will transfer from retained earnings (deficit) to Warrants a periodic amount so that the carrying value of the 1998 Warrants on December 31, 2011 will be equivalent to their stated value. The Company records a periodic charge to retained earnings (deficit) representing the 15% return to be paid when the Purchase Option Agreement is exercised.

In November 2002, warrant holders of 21,451 warrants exchanged their holdings in warrants for Class B shares of the Company. These warrants holders also surrendered title to the 15% interest that had been previously accrued.

p)	Goodwill acquisition of Occel

On December 23, 1998, Comcel acquired all of the shares of Bolivar Limited, holder of 68.4% of the shares of Occel, from certain wholly owned indirect subsidiaries of BCI. BCI also held 53.42% of the outstanding common shares of Comcel. The aggregate purchase price was US$355,000 consisting of (i) US$157,000 in cash and (ii) warrants to purchase 22,869 million shares of Comcel class B common stock. In accordance with Colombian GAAP, the assets acquired and liabilities assumed were recorded at the same amounts recorded by Bolivar Limited, which approximated their fair values of December 23, 1998. The warrants were recorded in shareholders’ equity at US$198,000, the value agreed upon in connection with the acquisition. The excess of the purchase price over the recorded net assets of Ps475,126 was recorded as goodwill.

COMUNICACIÓN CELULAR S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

24.	DIFFERENCES BETWEEN COLOMBIAN AND UNITED STATES ACCOUNTING PRINCIPLES (Continued)

In accordance with U.S. GAAP, the Company recorded the net assets of the companies acquired at their cost reported in the consolidated financial statements of BCI, parent company of Comcel and Bolivar Limited. This results in a decrease in the amount assigned to goodwill and a corresponding reduction in the initial value assigned to the Warrants.

Under U.S. GAAP, Comcel recorded its investment in Bolivar Limited at BCI’s carrying cost. During the year 2002, warrants retirement generates the initial record cancelation and the elimination of the differences between US GAAP and Colombian GAAP, originating an adjustment in the investment. During the year 2002, Comcel increased its interest in Occel, thereby increasing goodwill by Ps.133,934. Given that Occel is controlled by Comcel, the goodwill should be accounted for as a reduction of shareholders’ equity in accordance with U.S. GAAP.

q)	Deferred foreign exchange loss (gain)

Under Colombian GAAP, foreign currency exchange gains and losses related to long-term debt are capitalized and amortized over the period of the concession. In accordance with U.S. GAAP, foreign exchange losses are not capitalized. Consequently, such capitalized amounts and the related amortization under Colombian GAAP have been reversed and the foreign exchange losses are treated as expense for U.S. GAAP purposes.

r)	Prepaid sales

Beginning December 2001, the Company began recording sales on prepaid phone cards based on the airtime effectively consumed or card expiration, which is consistent with U.S. GAAP. Previously the Company recorded such revenues at the time the cards were sold.

s)	Adjustment of inflation on the differences in GAAP in equity

Inflation adjustment on the differences between US GAAP and Colombian GAAP in equity.

t)	Re-expression not recorded

It corresponds to the reversion of the reexpresion differences between US GAAP and Colombian GAAP involved in the beginning balance of the assets and liabilities which affect the current results and the movement of the equity.

u, v, w)	Trademark, Property, plant and equipment and goodwill pushdown

At December 31, 2002, América Móvil had 95.67% of Comcel. In accordance with US GAAP, the América Móvil purchase price has been allocated to the acquired assets and liabilities of Comcel.

COMUNICACIÓN CELULAR S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

24.	DIFFERENCES BETWEEN COLOMBIAN AND UNITED STATES ACCOUNTING PRINCIPLES (Continued)

x)	Loss per share

Earnings per share are presented in accordance with U.S. GAAP Statement of Financial Accounting Standards No. 128 “Earnings per Share”. This statement requires the Company to present basic earnings per share and fully diluted earnings per share. Basic and fully diluted loss per share under U.S. GAAP is as follows:

	Year ended December 31,
	2000		2001		2002
Basic and fully diluted loss per share	Ps	(1.76)	Ps	(0.61)	Ps	(0.53)
Weighted average number of shares outstanding (in millions)		237,796		378,324		731,938
Outstanding warrants, which have been excluded from the calculation of earnings per share (expiring November 15, 2003)		281,934		281,934		281,934

COMUNICACIÓN CELULAR S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

24.	DIFFERENCES BETWEEN COLOMBIAN AND UNITED STATES ACCOUNTING PRINCIPLES (Continued)

y)	Supplemental cash flow information required by U.S. GAAP

Cash used in operating activities reflects cash payments of interest and income tax as follows:

	Year ended December 31,
	2000	2001	2002
Interest	Ps32,380	Ps208,916	Ps133,328
Income tax	2,873	18,553	17,336

z)	Fair value of financial instruments

Statement of Financial Accounting Standards No. 107, “Disclosures About Fair Value of Financial Instruments”, requires disclosures concerning the estimated fair value of certain financial instruments. The estimated fair value amounts have been determined using available market information or other appropriate valuation methodologies that require considerable judgment in interpreting market data and developing estimates. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

The carrying amount of the Company’s cash, short-term investments, long-term receivables, 1998 warrants and short-term and long-term debt exclusive of the new Bonds and Notes, approximate their estimated fair values.

The fair value information presented herein is based on information available to management as of December 31, 2002. Although management is not aware of any other factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively reevaluated for purposes of these financial statements since that date and, therefore, the current estimates of fair value may differ significantly from the amounts presented herein.

The Company is exposed to market risk from changes in interest rates on its long-term debt. The Company currently holds forward contracts to unit rate its foreing exchange risk from exposure to the US dollar.

The fair value of the Bonds on December 31, 2001 are estimated to be 99% of the face value (thousand each).

COMUNICACIÓN CELULAR S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

24.	DIFFERENCES BETWEEN COLOMBIAN AND UNITED STATES ACCOUNTING PRINCIPLES (Continued)

aa)	Concentration of credit risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of accounts receivable from customers and distributors. Concentrations of credit risk with respect to such receivables are limited due to the large number of customers constituting the Company’s customer base. However, the Company’s customers are concentrated in Colombia and the ability of the customers to pay the receivables depends, in part, upon the general condition of the Colombian economy. Generally, the Company does not require collateral or other security to support receivables.

ab)	Commitments and contingencies

The Company has entered into operating lease agreements for administrative offices, sales branches, and service facilities. Such leases expire at various dates through 2006 and some contain renewal options. Rental expense was Ps9,013, Ps9,127 and Ps10,812 for the years-ended December 31, 2000, 2001 and 2002.

Future minimum rental payments under existing leases with terms in excess of one year as of December 31, 2002, are as follows:

	Amount Payable
2003	Ps	12,508
2004		13,509
2005		14,589
2006		15,757
2007		16,925

Total	Ps	73,288

BLANK SPACE

COMUNICACIÓN CELULAR S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

24.	DIFFERENCES BETWEEN COLOMBIAN AND UNITED STATES ACCOUNTING PRINCIPLES (Continued)

ac)	Accounting for Derivate Instruments and Hedging Activities

For US GAAP reporting, beginning January 1, 2001, the Company adopted Statement of Financial Accounting Standards SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, which establishes that all derivative instruments “including certain derivative instruments embedded in other contracts” should be recognized on the balance sheet as assets or liabilities at their fair values and changes in their fair value are recognized immediately in earnings, unless the derivatives qualifies as a “hedge” as defined in SFAS 133 for which certain special accounting treatment is permitted.

The principal differences between SFAS 133 and Colombian GAAP affecting the Company relates to the requirement to document hedge accounting. SFAS 133 provides very specific requirements to qualify for hedge accounting at inception of the term of the hedging relationship. Under Colombian GAAP, hedge accounting is permitted when the Company has the intent to hedge and the derivative instrument has similar risk characteristics to the underlying asset or liability being hedged.

As of December 31, 2002, the were no differences in accounting for derivative instruments between Colombian GAAP and US GAAP, as they relate to the company, due to the fact that for US GAAP purposes, the Company’s derivatives instruments did not qualify as a hedge; therefore, the fair value must be recorded in the balance sheet and the changes in the fair value recognized directly to earnings.

ad)	Business Combinations, Goodwill and Other Intangible assets.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards SFAS 141, “Business Combinations,” and SFAS No.142, “Goodwill and Other Intangible Assets,” SFAS No. 141 requires that the purchase method of accounting be used for all business combination initiated after June 30, 2001. SFAS No. 141 also includes guidance on the initial recognition and measurement of Goodwill and other Intangible Assets arising from business combinations, including intangible assets with indefinite useful lives. SFAS 142 prohibits the amortization of goodwill and intangible assets with de indefinite useful lives. SFAS 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, SFAS 142 requires that goodwill included in the carrying value of equity method investments no longer be amortized.

The Company applied Statement 142 in 2002. Had the Company adopted FAS 142 in 2000 and 2001, the nonamortization of goodwill in such years would have decreased the net loss by Ps28,150, Ps50,177, and Ps59,346 respectively.

COMUNICACIÓN CELULAR S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

24.	DIFFERENCES BETWEEN COLOMBIAN AND UNITED STATES ACCOUNTING PRINCIPLES (Continued)

ae)	Asset Retirement Obligations:

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 143, “ Accounting for Asset retirement Obligations”, which is effective for fiscal years beginning after June 15, 2002. The Statement requires legal obligations associated with the retirement of long-lived asset to be recognized al their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, that cost should be capitalized as part of the related long-lived asset and allocated to expense over the useful life of the asset. The Company will adopt Statement 143 on January 1, 2003, and, based on current circumstances, does not believe that the impact of adoption of Statement 143 will have a material impact on the Company’s financial position or results of operations.

af)	Impairments of Assets.

Statements No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,” required impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards SFAS 144, “Accounting for the impairment or Disposal of Long-Lived Assets” (FAS 144), which addresses the financial accounting and reporting for the impairment or disposal of Long-Lived assets. SFAS No.144 supersedes FAS 121 but retains SFAS No.121’s fundamental provisions for (i) recognition/measurement of long lived assets to be held and used and (ii) measurement of long-lived assets to be disposed. SFAS 144 also supersedes the accounting and reporting provisions of APB 30, “Reporting the results of operations” for a disposal of a segment business. FAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The applications of SFAS 144 had no material effect on the Company’s long-lived assets.

BLANK SPACE

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and it has duly caused the undersigned to sign this annual report on its behalf.

COMUNICACIÓN CELULAR S.A.

By:	/s/ Gerardo Muñoz Lozano
Name:	Gerardo Muñoz Lozano
Title:	Chief Financial Officer

Date: June 30, 2003

CERTIFICATION

I, Adrián Hernández, certify that:

I have reviewed this annual report on Form 20-F of Comunicación Celular S.A.;

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003	/s/ Adrián Hernández
Adrián Hernández Chief Executive Officer

CERTIFICATION

I, Gerardo Muñoz Lozano, certify that:

I have reviewed this annual report on Form 20-F of Comunicación Celular S.A.;

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003	/s/ Gerardo Muñoz Lozano
Gerardo Muñoz Lozano Chief Financial Officer